United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2003

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  [X]  Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ]  No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Companhia Vale of the Rio Doce

TABLE OF CONTENTS:

This form 6-K contains the following:

Item
Press Release titled “Performance of Companhia Vale do Rio Doce in the Third Quarter of 2003; BR GAAP dated November 13, 2003”	1.

Third Quarterly Financial Statements; BR GAAP	2.

BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br

Departamento de Relações
com Investidores

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE THIRD QUARTER OF 2003

The financial and operational information contained in this press release, except otherwise indicated, refers to the Parent Company and was calculated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). This information, with the exception of that referring to investment and market behaviour, is based on the quarterly financial statements, which have been reviewed by independent auditors.

Rio de Janeiro, November 12, 2003 – Companhia Vale do Rio Doce (CVRD) has reported net earnings of R$ 1.279 billion, for the third quarter of 2003 (3Q03), corresponding to R$ 3.33 per share, the second highest quarterly profit in the Company’s history. This result was slightly higher than that for the previous quarter (2Q03) of R$ 1.275 billion, and contrasts with the loss of R$ 216 million in 3Q02, which at that time was caused by the effect of the depreciation of the Real on the Company’s foreign currency-denominated debt.

Return on shareholders’ equity (ROE) annualized in the quarter amounted to 35.2%.

Net earnings for the first nine months of 2003 (9M03) amounted to R$ 3.717 billion, compared to R$ 502 million in the same period a year earlier.

The good results obtained by CVRD were due to the favorable conditions in the markets in which it operates, and particularly the quality of business strategy execution, consistent with the aim of maximizing value over the long term.

Revenues

The gross operating revenue, of R$ 2.767 billion reported in 3Q03, was 25.4% higher than the figure reported in 2Q03 and 18.2% higher than in 3Q02. In the first nine months of 2003, accumulated revenues amounted to R$ 7.491 billion compared to R$ 5.784 billion in the same period a year earlier, showing an increase of 29.5%.

Exports

CVRD’s consolidated export revenues, in accordance with BR GAAP, amounted to US$ 994 million in 3Q03, an increase of 5.0% on the previous quarter figure (2Q03) of US$ 947 million, and 27.4% higher than that reported in 3Q02, of US$ 780 million. Export revenues accumulated to the end of September 2003 amounted to US$ 2.741 billion, compared with US$ 2.370 billion in the same period a year earlier.

3Q 03

BR GAAP

CVRD’s net consolidated exports (exports minus imports) amounted to US$ 2.373 billion in the period January/September 2003, representing 13.4% of Brazil’s trade surplus of US$ 17.797 billion during the period.

Record cash generation

Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$ 1.506 billion, an increase of 53.2% on 2Q03 and 34.0% higher than in 3Q02. The quarterly EBITDA registered in 3Q03 is the highest in the Company’s history. In the first nine months of 2003, accumulated EBITDA amounted to R$ 3.637 billion, compared to R$ 2.615 billion in the same period a year earlier.

EBITDA margin (EBITDA/net revenues) in 3Q03 also set a new record, amounting to 56.2%, compared to 46.4% in 2Q03 and 49.8% in 3Q02, surpassing the previous record of 55.5% achieved in 3Q01.

Sales

Shipments of iron ore and pellets amounted to 40.297 million tons in the quarter, 10.6% higher than the amount shipped in 2Q03 and 9.1% more than in 3Q02. Accumulated sales in the first nine months of 2003 amounted to 113.1 million tons, an increase of 5.8% compared to the same period in 2002.

General cargo transported (cargo other than iron ore and pellets) for customers on the Vitória a Minas (EFVM) and Carajás (EFC) railroads set a new quarterly record, with 4.574 billion net ton kilometres (ntk). The third quarter saw 6.4% more general cargo transported by railroad than in 2Q03, which was also an improvement of 17.6% on 3Q02.

Investments

During 3Q03, CVRD’s capital expenditures amounted to US$ 831 million, of which US$ 426.4 million was spent on the acquisition of Caemi. Up to the end of September, the Company had invested a total of US$ 1.419 billion, of which US$ 502 million was spent on acquisitions.

Dividends

On October 31, the Company distributed two tranches of dividends to its shareholders.

The first tranche, of R$ 1.48 per share, corresponds to the second instalment of the minimum dividend announced on January 30 this year. The second tranche, of R$ 1.94 per share, refers to the additional dividend approved by CVRD’s Board of Directors on August 27.

In 2003, the first year in which the new Dividend Policy, approved on 30 November 2002, was implemented, the Company has paid interest on shareholder’s equity of R$ 5.04 per share, amounting to a total of R$ 1.935 billion.

In the 12 months to the end of October, the dividend yield in US dollars is estimated to be 5.4% for common shareholders and 6.1% for preferred shareholders.

3Q 03

BR GAAP

SELECTED FINANCIAL INDICATORS

	R$ million

	3Q02	2Q03	3Q03

Gross Operating Revenues	2,340	2,206	2,767
Gross Margin (%)	54.5	42.9	49.6
EBITDA	1,124	983	1,506
EBITDA Margin (%)	49.8	46.4	56.2
Net Earnings	(216)	1,275	1,279
ROE (annualized) (%)	(7.7)	35.9	35.2
Investments (US$ million) *	155.5	389.7	831.0

*including acquisitions

ROE= return on shareholders’ equity = annualized net earnings in the quarter /shareholders’ equity

RELEVANT EVENTS

In recent months, a number of initiatives have been concluded whose principal aim is to adhere to the strategic focus of the Company and to help increase transparency.

Acquisitions

On September 2, the Company completed the purchase of 50% of the common shares and 40% of the preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) for US$ 426.4 million, now having 60.2% of the total capital of this company and all the common shares.

Restructuring of logistics assets

With the authorization granted by the Brazilian Regulatory Agency for the Transportation Sector (ANTT), a capital increase of Ferrovia Centro Atlântica (FCA) was carried out. CVRD fully subscribed for the capital increase, for a total of R$ 1.003 billion, of which R$ 798.3 million corresponded to the conversion of advance payments for future capital increases already made, and the remaining R$ 204.9 million to be paid in 4 cash instalments, of which three have already been made. The last installment, for R$ 61.5 million, will be paid in December 2003. As a consequence, CVRD became the controlling shareholder of this railroad company, with 99.99% of its common shares and 99.99% of its total capital. FCA will now be fully integrated into CVRD’s logistics strategy, thereby making investment in the railroad possible, in order to enlarge and improve its general cargo transportation capacity for the Company’s clients.

On November 7, 2003, authorized by ANTT, CVRD divested its stakes in Companhia Ferroviária do Nordeste (CFN) and Sepetiba Tecon S.A.

Simplification of operational structure

CVRD has consolidated Ferteco Mineração S.A. into the Parent Company, taking over the management of Córrego do Feijão and Fábrica iron ore mines, as well as the Fábrica pelletizing plant, located in the Iron Quadrangle, in the state of Minas Gerais. Therefore, starting in September 2003, the results of CVRD Parent Company will directly include - rather than via the equity income result, as previously done - the operational and financial performance of the assets formerly held by Ferteco.

3Q 03

BR GAAP

CVRD has also consolidated Celmar S.A. which assets were transferred to Ferro Gusa Carajás S.A., a joint venture created with Nucor Corporation for the production of pig iron in the north of Brazil.

Starting in January 2004, CVRD’s manganese and ferro-alloys operations will be conducted through four wholly owned subsidiaries: Rio Doce Manganês (Sibra’s new name starting on October 15, 2003), Urucum Mineração S.A., Rio Doce Manganese Norway (RDMN) and Rio Doce Manganèse Europe (RDME).

Divestitures

On August 15, CVRD finalized the sale of the Fazenda Brasileiro gold mine assets. The accounting gain from this sale, which amounted to R$ 63.0 million, were accounted for in this quarter under the item “other operational revenues/expenses”.

On October 24, the Company sold its 11.1% stake in Fertilizantes Fosfatados S.A. – Fosfértil for R$ 240 million. The accounting gain from this transaction, of R$ 115 million, will be added to the result in 4Q03.

BUSINESS OUTLOOK

Global production of crude steel, according to the International Iron and Steel Institute (IISI), grew 7.1% in the first nine months of 2003, compared to the same period last year, hence registering a slowdown in relation to the first six months of 2003, when production expanded by 8.2%. This was due to production cutbacks in 3Q03 in the European Union, particularly in Germany, France and Spain, as well as in the US, in reaction to the lacklustre macroeconomic performance in the first half of the year.

The driving force behind the global expansion of crude steel production, which according to our estimates is likely to reach 960 million tons this year, compared to 903 million tons in 2002, is China, whose steel production has increased 21.6% this year to the end of September. In the last 60 months up to the end of September 2003, Chinese production of steel has grown at an average annual rate of 15%, while in the rest of the world steel production has expanded at an annual rate of 2.6%.

Consistent with its current stage of economic development, steel consumption in China is growing even more rapidly and CRU expects China’s imports to exceed 40 million tons in 2003, compared to 29 million last year. The increase in China’s overseas purchases of steel influences rising production in certain Asian countries, Japan in particular, whose steel industry is growing at a 3.5% rate this year.

The IISI’s most conservative scenario for the medium term indicates Chinese steel consumption should reach 330 million tons for 2007, with an annual average growth of 9.3% between 2002 and 2007, compared to 15.3% between 1997 and 2002. According to the same source, global consumption will grow until 2007 at an average annual rate of 3.6%, the same rate as that registered in the period 1997/2002.

The strong Chinese demand is having a positive impact on steel prices, with the CRU Steel Price Index (CRUspi) returning to its upward cycle since June. Between December 2001 and October 2003, CRUspi increased by 45.4%.

Another important implication is the substantial increase in demand for iron ore, with Chinese imports during the period January-September 2003 totaling 110

3Q 03

BR GAAP

million tons, almost the same volume imported during the whole of last year, which amounted to 111.7 million tons. Compared with the same period in 2002, Chinese imports of iron ore were up 33.1%.

It is estimated that Chinese imports of iron ore will increase by approximately 35 million tons in 2003, with total imports into Asia rising by 40 million tons.

Japan imported 98.8 million tons of iron ore in the first nine months of 2003, 3.2% more than in the same period last year.

It is likely that the global economy in 3Q03 registered its highest rate of growth since the stock market bubble burst in the US, in 1Q00. The USA, whose GDP grew by an annualized rate of 7.2% in 3Q03, extraordinarily high for a developed economy, and Asia where China’s GDP grew by an annualized 9.1% in 3Q03, led the acceleration in global growth.

At the same time, leading indicators are signalling the start of a synchronized recovery in the global economy. In fact, the strongest signals for future growth are coming not only from the US, but also Japan, Southeast Asia, Latin America and even the European Union, where GDP growth this year is likely to be very modest, below 1%. After almost three years of below trend growth, the global economy seems likely to resume its normal expansion rate.

The change in the global economic cycle has been adding more consistency to the demand for ores and metals, whose pattern, although favorable, has been relying almost exclusively on the extraordinary expansion in China. Metal prices, already influenced by the weakness in the US dollar, reacted positively to the change in expectations for global GDP growth. The price of copper, for example, is now fluctuating in the range of US$ 0.90c a pound, having reached at the end of October 2003 its highest level since October 1997, while the prices of primary aluminum, of approximately US$ 1,500 per ton, even in the face of relatively high stock levels in the industry, are among its highest since May 2001.

The combination of dramatic growth in Chinese demand, now leveraged by prospect of a synchronized recovery in the global economy, and the restricted growth in the supply of ores and metals in the last few years – the mining and metals industry reacted to the financial crisis in Southeast Asia in 1997 by reducing the level of investment in expansion of production capacity - have created imbalances in the markets of certain products, which, despite the expansion projects currently under development, are likely to persist for at least another two years.

CVRD estimates that seaborne trade of iron ore will amount to 545 million tons in 2004, compared to 515 million tons this year, with more than 80% of this growth due to the increasing amount of Chinese purchases overseas. With the extra capacity at Carajás set to come on stream in 2004, pushing production up to 70 million tons a year, the enlargement of the Maritime Terminal at Ponta da Madeira to a capacity of 74 million tons a year and the small increase in capacity in the Southern System (3 million tons), the Company should benefit to a greater extent from the pick-up in demand.

The dynamics of price elasticity is likely to gradually correct the excessive increase in freight rates, which has been caused by the considerable expansion in seaborne iron ore trade - evaluated at approximately 65 million tons in 2002/2003. China has doubled its average monthly imports from 6 million tons in 2001 to 12 million tons in 2003, while at the same time, investment in the construction of new Capesize vessels has not kept pace with this trade expansion.

3Q 03

BR GAAP

The enlargement of port capacity in Brazil, Australia and China, to reduce ship-waiting time, should in the short-term help to increase the effective supply of maritime transportation. Furthermore, according to Clarkson Research Studies, in 2004 shipyards will place an extra 5.6 million deadweight tons of shipping in the marketplace, the equivalent of 35 Capesize vessels, representing an increase of approximately 6% in the global fleet, which will also help to ease the current imbalance between supply and demand for transoceanic transportation. The reaction to the increased shipping supply will be more significant in 2006 and 2007, bearing in mind the length of time between orders being placed and deliveries being met.

Notwithstanding the sharp rise in freight prices on the spot market, with a widening of the spread between Brasil/Asia–Australia/Asia rates, and the probable slowdown in Chinese GDP growth to around 7% in the next few quarters, demand for CVRD’s iron ore might continue to be very strong. This is because of the expansion plans for the Chinese steel industry – the Chinese Iron and Steel Association recently estimated that Chinese production capacity will expand by 120 million tons between the end of 2003 and 2005 – and also because of the Company’s position as a supplier of high content ore with low levels of impurities, important factors for increasing productivity and improving the quality of steel products. Furthermore, the long-term contracts with its Chinese clients permit CVRD to make an effective contribution in optimizing the value chain for steel production.

In the case of alumina, spot prices have remained at around US$ 300 per ton FOB, approximately 20% of the current primary aluminum price on the LME, reflecting the strong demand pressure from China. In the first nine months of this year, Chinese imports amounted to 4.24 million tons, an increase of 32.3% in relation to the same period in 2002.

We expect that the market shortages will continue during 2004 and 2005, which will mean that prices will remain high for many months, in contrast to what occurred in 1995 and 1999/2000, when the high prices seen in alumina saw a rapid reversal.

Spot market prices are influencing prices in short and long-term contracts. This benefits Alunorte, a subsidiary of CVRD, which is signing contracts to absorb its additional production capacity of 1.8 million tons a year, from the construction of stages 4 and 5, which are due to come into service in 2006.

The recent increase in the price of primary aluminum on the LME has had a positive effect on CVRD’s alumina revenues, whose contracts are indexed to metal prices. This situation benefits the sales of Albras, whose production, due to the debottleneckings, will amount to 430,000 tons in 2003, rising to 450,000 tons in 2004. However, depending on the recovery in the global economy, it is estimated that in 2004 there will be an excess supply situation in the aluminum market, in relation to global consumption, which will tend to limit the trend of recent price increases.

Stocks of copper have been falling, due to the slow expansion in the supply of copper concentrate and the sharp increase in Chinese consumption. Moreover, it has been estimated that this shortage will continue next year as a result of expected growth in demand. Despite the fact that the increase in the metal price tends to stimulate expansion in the supply of copper concentrate, no downward pressure is expected on prices for this product, given the continued level of excess demand. This scenario is therefore positive for the sales outlook of Sossego, which will be running at full production capacity in the middle of 2004, at an annual production rate of 470,000 tons of concentrate.

3Q 03

BR GAAP

SALES VOLUME AND REVENUES

Iron ore and pellet shipments amounted to 40.297 million tons, up 9.1% in relation to the volume sold in 3Q02, of 36.925 million tons, and an increase of 10.6% on that sold in 2Q03, of 36.428 million. However, it is important to note that from September, with the consolidation of Ferteco into the Parent Company, shipments of iron ore produced by the Córrego do Feijão and Fábrica mines and the Fábrica pelletizing plant were included in the figures for CVRD Parent Company, representing an additional 1.601 million tons. Disregarding this added amount, the volume sold of 38.696 million tons showed an increase of 4.8% in relation to 3Q02 and a rise of 6.2% compared to the previous quarter.

Sales accumulated in the first nine months of the year amounted to 113.116 million tons, compared to 106.918 million tons in the same period in 2002, an increase of 5.8%.

Ore fines accounted for 78.4% of shipments in 3Q03, lumps, 9.5% and pellets 12.1%. Iron ore sales amounted to 35.430 million tons and pellet sales, 4.867 million tons. Since 3Q03, the São Luis pelletizing plant has been operating at full capacity – 6 million tons per year, all of its production being sold to the export market. Therefore, in addition to a higher production capacity, CVRD now has more flexibility in the supply of pellets for its clients, via the Tubarão complex in the Southeast of the country, via São Luís in the state of Maranhão, at Ponta da Madeira, and via the Fábrica plant in the state of Minas Gerais (this last one is more focused to the domestic market).

China continued to be the main source of sales expansion for CVRD’s iron ore and pellets. Shipments to Chinese clients in 3Q03, of 7.1 million tons, rose 69.0% in relation to the same period a year earlier, 4.2 million tons, and were up 47.9% in relation to 2Q03’s figure of 4.8 million tons. In the first nine months of 2003, China purchased 17.3 million tons of iron ore and pellets from CVRD, which in annualized terms represents an increase of 31.8% compared to the volume purchased in 2002, showing that despite current capacity constrains, CVRD is being able to take advantage of the opportunities offered by the most dynamic market in the world. CVRD’s market share of Chinese imports remained close to 16%.

Approximately 74% of iron ore and pellet shipments in 3Q03 were sold to the export market, 12% to the pelletizing joint ventures, and 14% to domestic clients. Approximately 24% of export volume was shipped to China, which continues to be CVRD’s main client. Germany accounted for 14.8% of exports, with 4.4 million tons, and Japan accounted for 13.8%, with 4.1 million tons. Asia accounted for 47.0% of exports, and Europe, 39.9%.

Sales of potash amounted to 198,000 tons, an increase of 32.9% in relation to the previous quarter and a drop of 11.2% compared to 3Q02. The drop in the level of shipments in comparison to the same quarter in 2002 is explained by the drawdown of existing stock at that time, which boosted sales to 731,000 tons in 2002. At the moment, the Taquari-Vassouras mine is operating at production levels of 650,000 tons a year, above its nominal capacity of 600,000 tons, with stock levels being practically non-existent.

3Q 03

BR GAAP

SALES VOLUME

	‘000 tons

	3Q02	2Q03	3Q03

Iron Ore and Pellets	36,925	36,428	40,297
Iron Ore	32,668	32,102	35,430
Fines	28,688	29,001	31,597
Lumps	3,980	3,101	3,833
Pellets	4,257	4,326	4,867
Gold (troy ounce)	63,531	19,773	14,211
Potash	223	149	198
Port Services	7,007	7,411	6,515

SALES OF IRON ORE AND PELLETS

	million tons

DESTINATION	3Q02	2Q03	3Q03

ASIA
China	4.2	4.8	7.1
South Korea	2.0	1.7	1.7
Philippines	0.7	0.6	0.6
Japan	4.0	4.1	4.1
Taiwan	0.5	0.5	0.5
Total	11.4	11.7	14.0
EUROPE
Germany	3.6	2.8	4.4
Spain	0.7	0.9	0.4
France	1.4	2.3	1.7
Italy	0.8	1.2	1.2
United Kingdom	0.8	0.6	0.6
Others	3.6	2.8	3.6
Total	10.9	10.6	11.9
THE AMERICAS
Argentina	0.6	0.8	0.7
United States	1.2	0.8	1.0
Other	0.7	0.6	0.7
Total	2.5	2.2	2.4
Others
Bahrein	0.6	0.4	1.0
Others	1.2	2.0	0.5
Total	1.8	2.4	1.5
TOTAL	26.6	26.9	29.8

DOMESTIC MARKET	3Q02	2Q03	3Q03

Steel Mills	5.4	4.6	5.7
Pelletizing Joint Ventures	4.9	4.9	4.7
Total	10.3	9.5	10.4
TOTAL	36.9	36.4	40.2

General cargo volume transported by EFVM and EFC also represented a new record – amounting to 4.574 billion ntk, an increase of 17.6% in relation to 3Q02, and up 6.4% compared to 2Q03. In the first nine months of 2003, these railroads transported 12.261 billion ntk of general cargo, compared to 10.946 billion in the same period last year, an increase of 12.0%.

3Q 03

BR GAAP

The improvement in productivity indicators for these railroads has also been extremely satisfactory. Average revenue per wagon, generated by EFVM, increased by 35.4% from 3Q02 to 3Q03. Ntks transported per locomotive in service, per day on EFC increased by 19.2% in the same period.

The integration of CVRD’s assets, the clear definition of a marketing policy, the launching of new services and the carrying out of investment, are all enabling the Company’s logistics services to expand at much faster rates than brazilian GDP growth.

Cargo handling for clients in CVRD’s ports and maritime terminals amounted to 6.515 million tons, down 7.0% in relation to 3Q02 and down 12.1% in relation to 2Q03. The reduction in the volume of cargo handled for clients is basically due to the absorption of Ferteco into the Parent Company.

GENERAL CARGO TRANSPORTED BY RAILROAD

	million ntk

	3Q02	2Q03	3Q03

Vitória a Minas Railroad	3,049	3,311	3,497
Carajás Railroad	841	987	1,077
Total	3,890	4,298	4,574

The Company’s gross operating revenues amounted to R$ 2.767 billion in 3Q03, 18.2% higher than in 3Q02 and an increase of 25.4% on the previous quarter (2Q03). Comparing the total revenues obtained in 2Q03, of R$ 2.206 billion, with those reported in 3Q03, an increase of R$ 561 million can be seen, of which R$ 367 million can be explained by price increases and R$ 219 million by growth in sales volume. The average depreciation of the Real of 10.4% in 3Q03, in relation to 2Q03, alone contributed to a reduction in revenues of R$ 25 million, given that 83% of quarterly sales were either denominated in, or indexed to, the US dollar.

The revenue obtained from the sales of iron ore amounted to R$ 1.777 billion - 64.2% of the total – constituting another record. Revenue growth amounted to 22.4% in comparison to 3Q02, and 31.1% compared to 2Q03. Pellet sales generated revenues of R$ 488 million in 3Q03 - 17.6% of total revenues - an increase of 24.2% in relation to 3Q02 and up 30.1% on 2Q03. As a result of the price increase negotiated with clients, R$ 170 million correspondent to adjustment of shipments made in 1H03 were booked in 3Q03 revenues, leaving another R$ 6 million to be booked in the fourth quarter of 2003.

Revenue generated from the operation of the five joint ventures pelletizing plants in Tubarão, amounted to R$ 36 million, compared to R$ 29 million in 3Q02 and R$ 32 million in 2Q03.

Logistics services generated gross revenues of R$ 359 million correspondent to 13% of total revenues. Railroad transportation generated R$ 281 million in revenues this quarter, registering an increase of 17.1% in relation to 3Q02, which generated revenue of R$ 240 million, and was up 4.1% compared to 2Q03’s (R$ 270 milion). The main elements behind this increase were services provided to the steel industry, which accounted for 38.0% of the total, services to the agro-industry, which accounted for 31.9% of revenues (with particular emphasis on soy beans, sugar and alcohol), and inter-modal transportation, with 3.1%. Despite the small proportion of logistics revenues represented by inter-modal transport, which basically involves the transport of products from factories to large distribution centres, the growth rate in this segment has been extremely high.

3Q 03

BR GAAP

Due to the closure of the Igarapé Bahia mine and the sale of the Fazenda Brasileiro mine, gold sales have dropped from R$ 63 million in 3Q02 to R$ 20 million in 2Q03 and R$ 16 million in 3Q03. Potash sales have remained stable at R$ 81 million in relation to 3Q02, thanks to higher prices, and were up 28.6% in relation to 2Q03, mainly due to an increase in the volume sold.

REVENUE BREAKDOWN BY PRODUCT

	R$ million

	3Q02%		2Q03%		3Q03%

Iron Ore	1,452	62.1	1,355	61.4	1,777	64.2
Domestic Market	395	16.9	364	16.5	410	23.1
Export Market	1,057	45.2	991	44.9	1,367	76.9
Pellets	393	16.8	375	17.0	488	17.6
Domestic Market	56	2.4	64	2.9	88	18.0
Export Market	337	14.4	311	14.1	400	82.0
Railroad Transport	240	10.3	270	12.2	281	10.2
Port Services	73	3.1	84	3.8	78	2.8
Potash	81	3.5	63	2.9	81	2.9
Gold	63	2.7	20	0.9	16	0.6
Pelletizing Plants Operation Services	29	1.2	32	1.4	36	1.3
Others	9	0.4	8	0.3	10	0.4
Total	2,340	100.0	2,206	100.0	2,767	100.0

NET EARNINGS OF R$ 1.279 BILLION

Net earnings in 3Q03 were the second highest in CVRD’s history, of R$ 1.279 billion, higher than the figure reported in 2Q03 of R$ 1.275 billion and the loss of R$ 216 million reported in 3Q02. Earnings accumulated in the first nine months of 2003 amounted to R$ 3.717 billion, 81.9% higher than net earnings for the whole year 2002, which amounted to R$ 2.043 billion.

Annualized ROE for 3Q03 amounted to 35.2%, showing the same level seen in the two previous quarters.

Factors behind the increase in earnings in relation to 3Q02

The net revenue increase of R$ 421 million in the 3Q03 vis-à-vis the 3Q02 had a major influence on the very good performance of the Company.

The negative impact of the monetary variation in the 3Q03 amounted to R$ 188 million, a substantially smaller amount when compared to the R$ 2.103 billion registered in the 3Q02, which was caused by the strong depreciation of the Real in that quarter. In the 3Q02, the net financial result was negative in the amount of R$ 510.1 million, being impacted by a provision of R$ 139 million. In the 3Q03, the negative net financial result was reduced to R$ 85.1 million.

The COGS increase in 3Q03 amounted to R$ 323 million vis-á-vis 3Q02. This change was the result of: an increase of R$ 79 million in cost of materials, principally due to provisions made for renovations, an increase of R$ 51 million in fuel oil and gas purchases, R$ 36 million from the acquisition of iron ore and pellets, R$ 20 million referring to the transport of iron ore and pellets from Ferteco to the Sepetiba port (referring to September, when it was consolidated into the parent company), R$ 14 million in demurrage costs, R$ 11 million with energy due to increase in consumption and prices and R$ 6 million in taxes, as a result of the increase in sales.

3Q 03

BR GAAP

COGS BREAKDOWN

	R$ million

	3Q02%		2Q03%		3Q03%

Personnel	137	13.3	124	10.2	144	10.6
Material	135	13.1	206	17.0	214	15.9
Fuel Oil and Gases	111	10.8	156	12.9	162	12.0
Contracted Services	146	14.2	180	14.9	229	17.0
Energy	32	3.1	33	2.7	43	3.2
Acquisition of Products	258	25.1	263	21.7	294	21.7
Depreciation and Exhaustion	168	16.3	155	12.8	185	13.7
Others	41	4.0	95	7.8	81	6.0
Total	1,028	100.0	1,211	100.0	1,351	100.0

With regard to asset sales, there was a year-on-year negative variation of R$ 48 million, seeing that in 3Q02, R$ 111 million in revenues was recorded from the sale of the assets of Florestas Rio Doce and in 3Q03, there were R$ 63 million in revenues from the sale of the Fazenda Brasileiro mine. This item is accounted for at the “Other Operational Revenues/Expenses” line in 3Q03 .

The result from shareholdings saw little change, increasing from R$ 482 million in 3Q02 to R$ 487 million in 3Q03. The main contribution in this quarter came from iron ore and pellet companies, totalling R$ 159 million, followed by steel companies with R$ 136 million and aluminum with R$ 130 million.

In the iron ore and pellets business area, we can highlight Samarco, which not only paid R$ 44 million in dividends to CVRD, but also generated a quarterly equity income result of R$ 52 million. Samarco sales increased by 14,9% in the first nine months of the year vis-à-vis the same period of 2002, becoming the largest pellet supplier of China. Year September, Samarco net income totaled R$ 386.5 million.

GIIC, a pelletizing plant located in Bahrain, also presented a good performance. Sales in the first nine months of 2003, of 2.850 million tons, increased 33.1% yoy. In the same period, net income amounted to R$ 52.9 million and contributed with R$ 10 million to CVRD net income.

Ferteco generated in July and August (the two months before its consolidation into CVRD) results from shareholdings of R$ 7 million. This includes a goodwill amortization of R$ 26 million.

As a consequence of the growth in demand derived from the world steel production and of the restructuring of the manganese and ferro alloys companies, this business area has shown good performance. Sibra contributed with R$ 10 million for CVRD’s quarterly net income, RDME with R$ 9 million, RDMN with R$ 6 million and Urucum, R$ 5 million.

In logistics, MRS generated a positive result of R$ 23 million due to and increase in volume transported and Docenave, R$ 14 million, partly offset by a loss of R$ 30 million from FCA.

Given the capacity expansions that took place in MRN, Alunorte and Albras, the increase in alumina prices and the recent recovery in aluminum prices, the operational performance of those companies improved substantially in 2003. However, losses realized with aluminum price hedging, through the use of derivatives, caused a drop in the results from shareholdings from R$ 267 million in 2Q03 to R$ 130 in 3Q03. Anyway the aluminum business area contributed with R$ 618 million for the Company net earnings during 2003, 16.6% of the total amount.

3Q 03

BR GAAP

The interest of CVRD in steel companies generated R$ 136 million in 3Q03, due to the good performance of this industry. CST contributed with R$ 83 million, Usiminas with R$ 47 million and CSI with R$ 5 million.

RESULT FROM SHAREHOLDINGS BY BUSINESS AREA

	R$ million

Business Area	3Q02	2Q03	3Q03

Ferrous Minerals	868	7	202
Iron Ore and Pellets	791	(3)	159
Manganese and Ferro Alloys	77	10	43
Non-Ferrous Minerals	(52)	27	(26)
Logistics	(153)	(178)	8
Steel	133	15	136
Aluminum	(321)	267	130
Others	7	12	37
Total	482	151	487

EBITDA BEHAVIOR

In this quarter, the Company generated record EBITDA, of R$ 1,506 million, an increase of 34.0% in relation to 3Q02 (R$ 1,124 million) and 53.2% higher than in 2Q03 (R$ 983 million). EBITDA margin also constituted a record, 56.2%, higher than that in 3Q02 (49.8%) and that in 2Q03 (46.4%).

EBITDA growth in relation to 3Q02

The main factor behind the increase in EBITDA in 3Q03, compared to 3Q02 was the growth in net operating revenue of R$ 421 million.

Furthermore, a number of other factors combined to contribute to this increase: (i) an increase in the amount of dividends received from subsidiaries and affiliates of around R$ 182 million; (ii) gain of R$ 63 million from the sale proceeds of the Fazenda Brasileiro mine, booked at the “other operating expenses/revenues” line; (iii) a reduction of R$ 18 million in depreciation.

In 3Q03, CVRD Parent Company received dividends of R$ 212 million, from which R$ 87.8 million were paid by CST, R$60.6 million by Docenave, R$ 43.7 million by Samarco, R$ 9.6 million by Usiminas, and R$ 6.1 million by Fosfértil, with R$ 4.2 million being received in dividends from other companies.

The increase of R$ 324 million in COGS, of R$ 17 million in Research and Development expenses, and the increase of R$ 18 million in Sales and Administrative expenses, all contributed to limit EBITDA growth. The major item that contributed for the increase in these expenses was sales commissions generated by the increase in revenues.

3Q 03	12

BR GAAP

EBITDA CALCULATION

	R$ million

	3Q02	2Q03	3Q03

Net Operating Revenues	2,259	2,119	2,680
COGS	(1,027)	(1,211)	(1,351)
Sales Expenses	(44)	(45)	(56)
Administrative Expenses	(91)	(97)	(97)
Research & Development	(47)	(36)	(64)
Other Operational Expenses	(130)	(131)	(9)
EBIT	920	600	1,102
Depreciation and Amortization	174	163	192
Dividends Received	30	185	212
Adjustments for Non-Recurring Items (asset write- off)	—	36	—
EBITDA	1,124	983	1,506

FINANCIAL STATEMENTS

	R$ million

	3Q02	2Q03	3Q03

Gross Operating Revenues	2,340	2,206	2,767
Taxes	(81)	(87)	(87)
Net Operating Revenues	2,259	2,119	2,679
Cost of Goods Sold	(1,028)	(1,211)	(1,351)
Gross Earnings	1,232	908	1,328
Gross Margin (%)	54.5	42.9	49.6
Result from Shareholdings	482	151	487
Equity Income	967	370	246
Goodwill Amortization	(109)	(185)	(113)
Provision for Losses	(377)	(35)	354
Others	—	—	—
Operational Expenses	(313)	(308)	(226)
Sales	(44)	(45)	(56)
Administrative	(91)	(97)	(97)
Research and Development	(47)	(36)	(64)
Other Operational Expenses	(130)	(131)	(9)
Financial Result	(2,613)	783	(273)
Financial Expenses	(542)	(164)	(145)
Financial Revenues	32	61	60
Monetary Variation	(2,103)	885	(188)
Operating Profit	(1,212)	1,534	1,317
Result from Discontinued Operations	111	—	—
Income Tax and Social Contribution	885	(259)	(38)
Net Earnings	(216)	1,275	1,279
Earnings per share (R$)	(0.56)	3.32	3.33

3Q 03	13

BR GAAP

BALANCE SHEET

	R$ million

	09/30/02	06/30/03	09/30/03

Asset
Current	6,412	4,127	5,617
Long Term	3,425	2,894	2,646
Fixed	17,997	20,774	22,177
Total	27,834	27,796	30,440
Liabilities
Current	5,199	5,297	6,392
Term	11,396	8,310	9,515
Shareholders’ Equity	11,239	14,188	14,533
Paid-up Capital	5,000	6,300	6,300
Reserves	6,240	7,888	8,233
Total	27,834	27,796	30,440

INVESTMENTS

During 3Q03, CVRD’s capital expenditure amounted to US$ 831 million, of which US$ 426.4 million was spent on the purchase of Caemi. In the first nine months of the year, the Company invested a total of US$ 1,418.7 million, US$ 502 million of which referred to acquisitions.

In this quarter, US$ 210.9 million was invested in projects. The largest portion of this being spent on the Sossego project, with an investment of US$ 106.3 million; US$ 8.6 million being spent on the expansion of the Taquari-Vassouras potash mine and US$ 28.6 million being spent on the purchase of locomotives and railcars. In addition to this, US$ 32.8 million was invested in enlarging iron ore production and logistics capacity in the Northern System and US$ 13.6 million in the Southern System.

Expenditure on maintenance and environmental protection in 3Q03 amounted to US$ 107.9 million, representing 13.0% of total capital expenditure.

Capital injections totalling US$ 61 million - 7.3% of total capital expenditure, were distributed between FCA, PPSA and companies dedicated to mineral exploration in Peru and Gabon.

Expenditure on mineral exploration and technological research amounted to US$ 18.9 million. US$ 9.1 million was spent on information technology, US$ 4.8 million of which was spent on the implementation of the ERP system.

Of the total amount invested in 3Q03, the ferrous mineral business accounted for 69.0%, the non-ferrous business, 20.2% and logistics, 7.5%.

3Q 03	14

BR GAAP

Main projects:

		Investment realized
		US$ million

Area	Project	1Q03	2Q03	3Q03	9M03	Status

	Expansion of iron ore production capacity in the Northern System	6.1	7.7	14.2	28.0	It is expected that the Northern System will be operating at a rate of 70 million tons per year in 1Q04, consequently being some 12 months ahead of schedule.

	Pier III at the Maritime Terminal of Ponta da Madeira	2.1	2.8	4.7	9.6	Completion scheduled for February 2004 . The implementation of this project is proceeding on schedule with capex estimated at US$ 33.3 million. Pier III will have a shipment loading capacity of 18 million tons a year, increasing the capacity of TMPM to 74 million tons a year.

Ferrous	(TMPM) Brucutu iron ore mine – Southern System	0.146	0.296	1.1	1.5	Completion of first phase scheduled for 2006, when the mine will have a production capacity of 12 million tons per year. The work is proceeding according to schedule. Total investment is budgeted at US$ 219.9 million.

	Fábrica Nova iron ore mine –Southern System	0.637	2.5	5.9	9.0	11% of the investment has already been realised and work is proceeding according to schedule. Fábrica Nova should reach nominal production capacity of 10 million tons a year in 2005, reaching 15 million tons in 2009. Total capex is estimated at US$ 84.4 million, with investment in 2003 budgeted at US$ 39.6 million . The project is on schedule and within budget.

	Sossego Copper Mine	40.5	87.5	106.3	234.3	83% of the total investment for the project has already been carried out, which represents completion of around 90% of the work. Commissioning is scheduled for 1Q04, production ramp up for 2Q04 and start up commercial production for July 04.

Non Ferrous	Expansion of the Taquari- Vassouras Potash Mine	4.0	6.9	8.6	19.5	Completion scheduled for 1H05. 38% of the total investment in the project has already been realised. 42% of the work has already been completed. After the expansion, the mine will have a production capacity of 850,000 tons a year.

	Purchase of Locomotives and Railcars	18.9	35.3	28.6	82.8	Of the 2,010 railcars and 77 locomotives, which will be purchased by the end of 2003 , the Company has already received 1,356 railcars and 66 locomotives. Part of this equipment will be allocated to the transport of general cargo and part for the transport of iron ore. 51% of the total investment, estimated at US$ 162.9 million has already been carried out.

Logistics	Praia Mole Maritime Terminal (phases I & II)	0.707	1.5	3.0	5.2	Phase I was concluded in April 2003. After the completion of Phase II, scheduled for 2Q04, the shipment capacity of the Terminal will be 14.5 million tons a year. Total investment is budgeted at US$ 20.9 million.

	Aimorés Hydroelectric Plant	6.4	7.6	2.9	16.9	Full operation has been postponed to October 2004, due to delays in the relocation of a town due to legal issues. The construction of the plant is proceeding according to schedule. The plant will be ready within the initial period envisaged, but will not be able to generate electricity because the water reservoir will not be full.

Power Generation	Candonga Hydroelectric Plant	6.7	5.4	3.6	15.7	Completion scheduled for December 2003. Almost 100% of the total investment in the project, estimated at US$ 40.1 million, has been completed.

3Q 03	15

BR GAAP

INVESTMENTS - 3Q03

By Business Area	US$ million	%

Ferrous Minerals	573.6	69.0%
Logistics	62.3	7.5%
Non-ferrous Minerals	167.8	20.2%
Power Generation	12.8	1.5%
Others	14.5	1.7%
Total	831.0	100.0%

By Category	US$ million	%

Capital infusions	57.8	7.0%
Maintenance & Environmental Protection	107.9	13.0%
Projects	210.9	25.4%
Mineral Exploration & Technological Research	18.9	2.2%
Information Technology	9.1	1.1%
Acquisitions	426.4	51.3%
Total	831.0	100.0%

3Q 03	16

BR GAAP

IRON ORE AND PELLET COMPANIES -FINANCIAL INDICATORS

	R$ million

HISPANOBRAS	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	685	890	824
Export Markets	165	625	94
Domestic Market	520	265	730
Average Price (US$/ton)	32.07	36.33	32.59

Net Revenues	67	93	79
Cost of Goods Sold	(57)	(85)	(64)
Net Financial Result	8	(7)	0
Net Earnings	10	8	4
Gross Margin (%)	15.5	8.6	19.5
EBITDA	9	17	7
EBITDA Margin (%)	13.9	18.2	9.2

NIBRASCO	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	1,842	1,719	1,626
Export Markets	290	513	509
Domestic Market	1,552	1,206	1,117
Average Price (US$/ton)	25.96	27.03	33.79

Net Revenues	162	147	174
Cost of Goods Sold	(148)	(153)	(156)
Net Financial Result	(2)	2	(5)
Net Earnings	4	(5)	17
Gross Margin (%)	8.7	(3.8)	10.4
EBITDA	14	(3)	20
EBITDA Margin (%)	8.7	(2.1)	11.6
Gross Debt (US$ million)	5	2	2
- Short Term	2	2	2
- Long Term	2	—	—

ITABRASCO	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	815	843	838
Export Markets	572	778	838
Domestic Market	243	65	—
Average Price (US$/ton)	30.06	35.25	32.96

Net Revenues	80	91	80
Cost of Goods Sold	(67)	(76)	(73)
Net Financial Result	13	(5)	2
Net Earnings	13	6	4
Gross Margin (%)	16.7	16.6	8.4
EBITDA	8	14	4
EBITDA Margin (%)	9.6	15.0	5.0
Gross Debt (US$ million)	16	0	0
- Short Term	16	0	0
- Long Term	—	—	—

3Q 03	17

BR GAAP

IRON ORE AND PELLET COMPANIES - FINANCIAL INDICATORS

	R$ million

KOBRASCO	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	850	1,128	1,134
Export Markets	850	667	453
Domestic Market	—	461	681
Average Price (US$/ton)	29.47	30.35	34.59

Net Revenues	74	102	102
Cost of Goods Sold	(60)	(89)	(82)
Net Financial Result	(147)	50	(8)
Net Earnings	(92)	35	5
Gross Margin (%)	18.9	12.2	19.1
EBITDA	9	9	18
EBITDA Margin (%)	11.9	8.4	18.2
Gross Debt (US$ million)	147	102	102
- Short Term	—	—	—
- Long Term	147	102	102

SAMARCO	3Q02	2Q03	3Q03

Quantity Sold - Export Market (‘000 tons)	3.871	4.277	3.928
Pellets	3.275	3.339	3.359
Iron ore	596	938	569

Average Price (US$/ton)
Pellets	30,13	35,03	35,47
Iron ore	15,81	16,57	17,56

Net Revenues	311	371	348
Cost of Goods Sold	(138)	(166)	(163)
Net Financial Result	(163)	25	(14)
Net Earnings	(73)	142	105
Gross Margin (%)	56	55	53
EBITDA	137	168	163
EBITDA Margin (%)	44,1	167,9	162,6
Gross Debt (US$ million)	322	138	136
- Short Term	76	—	—
- Long Term	246	138	136

GIIC*	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	643	1.178	900
Export Market	643	1.178	900
Average Price (US$/ton)	41,55	43,30	41,18

Net Revenues	104	140	120
Cost of Goods Sold	(97)	(106)	(88)
Net Financial Result	(1)	(1)	(1)
Net Earnings	8	21	20
Gross Margin (%)	6,7	23,8	26,3
EBITDA	14	24	23
EBITDA Margin (%)	13,0	16,9	18,9
Gross Debt (US$ million)	40	35	30
- Short Term	—	—	—
- Long Term	40	35	30

*Financial indicators calculated according to IASC norms (International Accounting Standards Committee)

3Q 03	18

BR GAAP

MANGANESE AND FERRO-ALLOY COMPANIES -FINANCIAL INDICATORS

	R$ million

SIBRA (Consolidated)	3Q02	2Q03	3Q03

Quantity Sold - Ferro Alloys (‘000 tons)	104	78	90
Export Market	63	40	47
Domestic Market	41	38	43
Average Price (US$/ton)	442.63	606.47	569.57
Quantity Sold - Manganese (‘000 tons)	239	382	344
Export Market	181	306	261
Domestic Market	58	76	83
Average Price (US$/ton)	46.38	42.93	45.52
Net Revenues	168	171	177
Cost of Goods Sold	(101)	(93)	(112)
Net Financial Result	13	(19)	(6)
Net Earnings	46	25	29
Gross Margin (%)	39.7	45.6	36.8
EBITDA	53	57	43
EBITDA Margin (%)	31.7	33.3	24.2
Gross Debt (US$ million)	45	64	58
- Short Term	25	25	18
- Long Term	20	39	40

URUCUM	3Q02	2Q03	3Q03

Quantity Sold - Iron ore (‘000 tons)	198	174	217
Export Market	197	174	214
Domestic Market	1	—	3
Average Price (US$/ton)	14.31	15.03	15.67
Quantity Sold - Manganese (‘000 tons)	78	109	107
Export Market	25	43	52
Domestic Market	53	66	55
Average Price (US$/ton)	40.76	37.18	40.66
Quantity Sold - Ferro Alloys (‘000 tons)	3	3	8
Export Market	3	3	8
Domestic Market	—	—	—
Average Price (US$/ton)	452.09	503.55	483.38
Net Revenues	21	23	31
Cost of Goods Sold	(9)	(10)	(18)
Net Financial Result	5	(7)	0
Net Earnings	5	7	5
Gross Margin (%)	57.8	57.2	43.8
EBITDA	12	15	10
EBITDA Margin (%)	55.7	65.7	31.2
Gross Debt (US$ million)	—	5	5
- Short Term	—	5	5
- Long Term	—	—	—

3Q 03	19

BR GAAP

ALUMINUM COMPANIES – FINANCIAL INDICATORS

	R$million

MRN	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	2,554	3,512	4,049
Export Markets	740	958	1,324
Domestic Market	1,814	2,554	2,725
Average Price (US$/ton)	18.46	18.98	19.21

Net Revenues	147	184	211
Cost of Goods Sold	(73)	(89)	(100)
Net Financial Result	(74)	(11)	(2)
Net Earnings	(7)	75	97
Gross Margin (%)	50.5	51.5	52.8
EBITDA	87	110	128
EBITDA Margin (%)	59.3	59.6	60.5
Gross Debt (US$ million)	101	200	203
- Short Term	23	134	145
- Long Term	78	65	58

ALUNORTE	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	348	537	631
Export Market	115	303	395
Domestic Market	233	234	236
Average Price (US$/ton)	170.13	173.68	185.78

Net Revenues	196	273	340
Cost of Goods Sold	(131)	(218)	(235)
Net Financial Result	(374)	137	(62)
Net Earnings	(307)	151	23
Gross Margin (%)	33.1	20.2	30.9
EBITDA	74	68	109
EBITDA Margin (%)	37.5	25.1	32.2
Gross Debt (US$ million)	473	498	487
- Short Term	—	4	8
- Long Term	473	494	479

ALBRAS	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	104	106	111
Export Market	101	102	107
Domestic Market	3	4	4
Average Price (US$/ton)	1,289.68	1,326.07	1,366.25

Net Revenues	414	424	446
Cost of Goods Sold	(249)	(271)	(274)
Net Financial Result	(505)	176	(76)
Net Earnings	(322)	247	71
Gross Margin (%)	39.9	35.9	38.5
EBITDA	161	157	170
EBITDA Margin (%)	38.8	37.1	38.1
Gross Debt (US$ million)	519	400	387
- Short Term	20	—	—
- Long Term	499	400	387

3Q 03	20

BR GAAP

ALUMINUM COMPANIES – FINANCIAL INDICATORS

	R$million

VALESUL	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	18	24	26
Export Market	8	15	17
Domestic Market	10	9	9
Average Price (US$/ton)	1,654.96	1,685.83	1,668.32

Net Revenues	94	112	121
Cost of Goods Sold	(62)	(89)	(99)
Net Financial Result	(1)	—	1
Net Earnings	20	3	13
Gross Margin (%)	34.1	21.1	18.3
EBITDA	28	14	22
EBITDA Margin (%)	30.1	12.8	18.0
Gross Debt (US$ million)	1	2	2
- Short Term	0	1	1
- Long Term	1	1	1

STEEL COMPANIES – FINANCIAL INDICATORS

	R$ million

CSI	3Q02	2Q03	3Q03

Quantity Sold (‘000 tons)	508	447	507
Export Markets	508	447	507

Average Price (US$/ton)	382.38	401.96	374.08
Net Revenues	763	521	559
Cost of Goods Sold	(650)	(515)	(571)
Net Financial Result	(36)	(9)	(9)
Net Earnings	60	(3)	(11)
Gross Margin (%)	14.8	1.3	(2.2)
EBITDA	141	30	9
EBITDA Margin (%)	18.5	5.7	1.5

This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission - SEC, including the most recent Annual Report - CVRD Form 20F.

3Q 03	21

CONTENTS

Part I	3
1- Management’s Discussion and Analysis of the Operating Results for the Nine Months Ended September 30, 2003 Compared with the Nine Months Ended September 30, 2002	3
1.1- General Aspects	3
1.2- Comments on the Company Results	4
1.2.1- Gross Revenues	4
1.2.2- Cost of Products and Services	5
1.2.3- Result of Shareholdings by Business Area	6
1.2.4- Operating Expenses	8
1.2.5- Net Financial Result	8
1.2.6- Cash Flow	8
1.2.7- Income Tax and Social Contribution	9
1.2.8- Interest on Stockholders’ Equity	9
Part II	10
Quarterly Information and Notes to the Quarterly Information	10
2- Balance Sheet	10
3- Statement of Income	11
4- Statement of Changes in Stockholders’ Equity	12
5- Statement of Cash Flows (Additional Information)	13
6- Notes to the Quarterly Information at September 30, 2003 and 2002	14
6.1- Operations	14
6.2- Presentation of Quarterly information	14
6.3- Significant Accounting Policies	14
6.4- Cash and Cash Equivalents	14
6.5- Transactions with Related Parties	15
6.6- Inventories	15
6.7- Deferred Income Tax and Social Contribution	16
6.8- Investments	17
6.9- Property, Plant and Equipment	20
6.10- Loans and Financing	21
6.11- Contingent Liabilities	22
6.12- Environmental and Site Reclamation and Restoration Costs	23
6.13- Paid-up Capital	23
6.14- Treasury Stock	24
6.15- Financial Result	24
6.16- Financial Instruments - Derivatives	25
6.17- Exchange Rate Exposure	28
6.18- Administrative and Other Operating Expenses	28
6.19- Subsequent Events	29
Part III	31
7- Other Information the Company Deems Relevant	31
7.1- Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)	31
Part IV	32
8- Attachment I - Equity Investee Information	32
8.1- Aluminum Area - ALBRAS (Adjusted and Not Reviewed)	32
8.2- Aluminum Area - ALUNORTE (Adjusted and Not Reviewed)	33
8.3- Aluminum Area - ALUVALE (Adjusted and Not Reviewed)	34

CVRD	1

8.4- Aluminum Area - MRN (Adjusted and Not Reviewed)	35
8.5- Aluminum Area - VALESUL (Adjusted and Not Reviewed)	36
8.6- Pelletizing Area - HISPANOBRAS (Adjusted and Not Reviewed)	37
8.7- Pelletizing Area - ITABRASCO (Adjusted and Not Reviewed)	38
8.8- Pelletizing Area - KOBRASCO (Adjusted and Not Reviewed)	39
8.9- Pelletizing Area - NIBRASCO (Adjusted and Not Reviewed)	40
8.10- Pelletizing Area - SAMARCO (Adjusted and Not Reviewed)	41
8.11- Pelletizing Area - GIIC (Adjusted and Not Reviewed)	42
8.12- Iron Ore Area - FERTECO (Adjusted and Not Reviewed)	43
8.13- Manganese and Ferroalloys Area - SIBRA (Adjusted and Not Reviewed)	44
8.14- Manganese and Ferroalloys Area - URUCUM (Adjusted and Not Reviewed)	45
8.15- Steel Area - CST (Adjusted and Not Reviewed)	46
8.16- Steel Area - CSI (Adjusted and Not Reviewed)	47
9- Report of the Independent Accountants	48
10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	49

2	CVRD

PART I

Expressed in thousands of reais

1- MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2002

1.1- General Aspects

(a)	The Companhia Vale do Rio Doce’s segments of business are mining, logistics and energy, directly or through its interests, as follows:

•	ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	non-ferrous minerals: gold, potash, kaolin and copper;

•	logistics: railroads, ports and maritime terminals and shipping;

•	energy: electric power generation; and

•	shareholdings: equity holdings in producers of aluminum, steel and fertilizers.

(b)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

	Δ%					Parity

Currencies / Indice	U.S.
Period	DOLLAR	YEN	GOLD	IGP-M	TJLP	US$ x R$	US$ x Yen

Until 09/30/03	(17.3)	(11.9)	11.8	7.1	8.6	2.9234	111.65
3Q/03	2.1	9.4	12.1	1.1	2.9	2.9234	111.65
2Q/03	(14.3)	(15.6)	3.3	(0.4)	2.9	2.8720	119.94
Until 12/31/02	52.3	68.2	25.0	25.3	9.9	3.5333	118.87
Until 09/30/02	67.9	80.8	16.6	10.5	7.3	3.8949	121.87
3Q/02	37.0	45.7	17.1	4.3	2.8	3.8949	121.87

About 63% of the Company’s gross revenue for nine months ended September 30, 2003 is derived from exports and part of domestic sales is linked to U.S. dollars, as well as 35% of total costs. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 95% of the short-term and long-term loans of the Company at 09/30/03 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.10 and 6.15).

(c)	For the first nine months of 2003, the consolidated trade balance of US$ 2,373 million was generated:

	Consolidated (in US$ millions)

	Quarter			Accumulated

	3Q/03	2Q/03	3Q02	09/30/03	09/30/02

Exports	994	947	780	2,741	2,370
Imports	(172)	(80)	(180)	(368)	(439)

	822	867	600	2,373	1,931

CVRD	3

1.2- Comments on the Company Results

The net income of the Company for the nine months ended September 30, 2003 was R$ 3,717,323 (net income of R$ 2,438,555 in the first six months and net income of R$ 1,278,768 in the third quarter), compared with net income of R$ 502,212 in the nine months ended September 30, 2002 (the earnings per share corresponds to R$ 9.68 in the nine months ended September 30, 2003 versus R$ 1.31 in the nine months ended September 30, 2002).

1.2.1-      Gross Revenues

The 29.5% increase in gross revenue (R$ 7,490,599 on 09/30/03 against R$ 5,784,506 on 09/30/02) is a result of the devaluation of the real against the United States dollar, affecting 83% of the Company’s revenue, and the higher volumes sold of iron ore and pellets, as shown in the table below. The increase in oellets sales was due to growth in the Chinese, North American and European markets.

	In thousands of metric tons (except gold)

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02	Δ%

External market
Iron ore - fines	23,734	21,761	20,937	66,043	63,833	3
Iron ore - lump ore	2,052	1,599	2,013	5,255	3,679	43
Pellets	4,026	3,618	3,646	11,815	9,553	24

	29,812	26,978	26,596	83,113	77,065	8

Internal market
Iron ore - fines	7,863	7,240	7,751	22,712	24,499	(7)
Iron ore - lump ore	1,781	1,502	1,967	4,829	3,325	45
Pellets (*)	841	708	611	2,462	2,029	21

	10,485	9,450	10,329	30,003	29,853	1

Total
Iron ore - fines	31,597	29,001	28,688	88,755	88,332	—
Iron ore - lump ore	3,833	3,101	3,980	10,084	7,004	44
Pellets	4,867	4,326	4,257	14,277	11,582	23

	40,297	36,428	36,925	113,116	106,918	6

Railroad transportation	13,675	13,564	14,755	39,391	42,925	(8)
Port services	6,515	7,411	7,007	19,550	19,531	—
Gold (kg)	442	615	1,976	1,858	9,046	(79)
Potash	198	149	223	505	528	(4)
Other products and services	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In thousands of reais

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02	Δ%

External market
Iron ore - fines	1,244,758	918,841	955,873	3,217,501	2,390,728	35
Iron ore - lump ore	122,241	72,067	100,243	282,111	240,291	17
Pellets	400,154	311,402	336,931	1,117,617	731,335	53

	1,767,153	1,302,310	1,393,047	4,617,229	3,362,354	37

Internal market
Iron ore - fines	345,520	308,698	345,827	1,011,887	811,179	25
Iron ore - lump ore	64,156	55,104	49,410	172,988	116,006	49
Pellets (*)	123,175	95,683	84,728	337,487	226,657	49

	532,851	459,485	479,965	1,522,362	1,153,842	32

Total
Iron ore - fines	1,590,278	1,227,539	1,301,700	4,229,388	3,201,907	32
Iron ore - lump ore	186,397	127,171	149,653	455,099	356,297	28
Pellets	523,329	407,085	421,659	1,455,104	957,992	52

	2,300,004	1,761,795	1,873,012	6,139,591	4,516,196	36

Railroad transportation	281,231	270,018	239,998	810,115	632,132	28
Port services	77,898	83,519	72,509	229,715	182,443	26
Gold (kg)	16,229	20,085	63,465	68,612	232,030	(70)
Potash	81,455	63,343	81,783	217,328	181,468	20
Other products and services	9,751	7,653	9,546	25,238	40,237	(37)

	2,766,568	2,206,413	2,340,313	7,490,599	5,784,506	29

(*)	Includes revenues derived from services with joint ventures of pelletizing in the amount of R$ 35,616, R$ 31,748, R$ 28,833, R$ 96,126 and R$ 72,988 on 3Q/03, 2Q/03, 3Q02, 09/30/03 and 09/30/02, respectively.

4	CVRD

1.2.2-     Cost of Products and Services

The 33.6% increase in the cost of products and services (R$ 3,809,974 on 09/30/03 against R$ 2,852,228 on 09/30/02) results mainly from the rise in sales of purchased pellets, the increase in expenses for maintenance of goods and equipment, higher prices for petroleum derivatives and the effect of exchange rate variation on the portion of costs denominated in U.S. dollars (35%).

By Nature

	09/30/03

	Denominated		Quarter

	R$	US$	3Q/03%		2Q/03%		3Q/02%

Personnel	387,421	—	143,550	11	123,609	10	137,121	13
Material	411,587	219,681	214,149	16	206,016	17	134,898	13
Oil and gas	456,362	—	161,544	12	155,642	13	110,636	11
Outsourced services	483,453	55,246	229,259	17	179,705	15	145,693	14
Energy	99,980	—	43,021	3	32,792	3	32,500	3
Acquisition of iron ore and pellets	—	942,989	293,683	22	262,838	22	258,190	25
Depreciation and depletion	399,421	—	143,291	11	130,582	11	143,621	14
Amortization of goodwill	90,379	—	41,541	3	24,419	2	24,419	2
Others	132,972	130,483	81,204	5	95,246	7	40,613	5

Total	2,461,575	1,348,399	1,351,242	100	1,210,849	100	1,027,691	100

	65%	35%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated

	09/30/03%		09/30/02%		Δ%

Personnel	387,421	10	389,575	14	(1)
Material	631,268	17	364,005	13	73
Oil and gas	456,362	12	280,599	10	63
Outsourced services	538,699	14	410,036	14	31
Energy	99,980	3	89,529	3	12
Acquisition of iron ore and pellets	942,989	25	651,506	23	45
Depreciation and depletion	399,421	10	418,765	15	(5)
Amortization of goodwill	90,379	2	73,257	2	23
Others	263,455	7	174,956	6	51

Total	3,809,974	100	2,852,228	100	34

CVRD	5

1.2.3-      Result of Shareholdings by Business Area

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Quarter				Accumulated

Business Area	3Q/03	1Q/03%		3Q/02	09/30/03	09/30/02%

Ferrous Minerals
• Iron ore and pellets	158,691	(3,364)	4,817	791,370	189,708	1,474,291	(87)
• Manganese and ferroalloys	43,369	10,282	322	77,465	70,101	139,137	(50)
Non-Ferrous Minerals	(26,058)	27,192	(196)	(52,606)	25,110	(88,212)	128
Logistics	8,408	(177,543)	105	(152,770)	(209,625)	(286,205)	27
Investments
• Steel	135,579	15,231	790	133,395	215,696	181,907	19
• Aluminum	130,068	266,945	(51)	(321,132)	617,997	(382,726)	261
Others	37,427	12,249	206	6,397	64,569	2,514	2,468

	487,484	150,992	223	482,119	973,556	1,040,706	(6)

Ferrous Minerals

(a)	Iron ore and pellets

•	Ferteco – An increase in the equity result of R$ 128,749 (a gain of R$ 221,144 on 09/30/03 against a gain of R$ 92,395 on 09/30/02) due to a 16.4% increase in volume of iron ore sold (12.155 thousand tons on 09/30/03 against 10,440 thousand tons on 09/30/02), offset partly by a 13.3% reduction in pellets sold (2,788 thousand tons on 09/30/03 versus 3,216 thousand tons on 09/30/02). Average pellet prices rose by 19.9% (US$ 31.31 per ton on 09/30/03 against US$ 26.11 per ton on 09/30/02), while iron ore prices remained stable (US$ 13.74 per ton on 09/30/03 compared with US$ 13.82 per ton on 09/30/02). On 09/30/03, amortization of goodwill of R$ 95,587 was booked. Ferteco was incorporated on 08/29/2003.

•	Caemi – An increase in the equity result of R$ 18,771 (a gain of R$ 38,284 on 09/30/03 against a gain of R$ 19,513 on 09/30/02) due to a 13.2% rise in sales volume (28,138 thousand tons on 09/30/03 against 24,867 thousand tons on 09/30/02) and the positive effects of exchange rate variation on debt.

•	Itaco/RDE – A reduction in the equity result of R$ 1,640,200 (loss of R$ 216,983 on 09/30/03 against a gain of R$ 1,423,217 on 09/30/02), due basically to the effect of the depreciation of the dollar against the real on net equity in the year to date (negative exchange rate variation of R$ 666,537 on 09/30/03 against positive exchange rate variation of R$ 1,614,747 on 09/30/02). In operational terms, iron ore sales increased by 7.6% (68,621 thousand tons on 09/30/03 against 63,791 thousand tons on 09/30/02) and pellet sales went up by 25.4% (9,835 thousand tons on 09/30/03 against 7,841 thousand tons on 09/30/02), including sales of its subsidiary CVRD Overseas.

•	Kobrasco – An increase in the shareholding result, due to reversion of part of the provision for losses, in the amount of R$ 98,416 (a gain of R$ 29,140 on 09/30/03 versus a loss of R$ 69,276 on 09/30/02), and also due to the positive effects of exchange rate variation on debt. In operational terms, sales increased by 20.0% (3,262 thousand tons on 09/30/03 against 2,718 thousand tons on 09/30/02) and the average price went up by 5.2% (US$ 31.66 per ton on 09/30/03 compared with US$ 30,09 per ton on 09/30/02).

•	Nibrasco – An increase in the equity result of R$ 4,888 (a gain of R$ 7,486 on 09/30/03 against a gain of R$ 2,598 on 09/30/02), caused by 0.9% higher sales volume (5,145 thousand tons on 09/30/03 against 5,099 thousand tons on 09/30/02), along with a 3.7% rise in the average price (US$ 29.76 per ton on 09/30/03 against US$ 28.69 per ton on 09/30/02).

•	Samarco – An increase in the equity result of R$ 210,575 (a gain of R$ 193,256 on 09/30/03 against a loss of R$ 17,319 on 09/30/02), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume rose by 14.9% (12,193 thousand tons on 09/30/03 versus 10,608 thousand tons on 09/30/02) and the average price went up by 7.4% (US$ 30.48 per ton on 09/30/03 against US$ 28.38 per ton on 09/30/02).

(b)	Manganese and ferroalloys

•	Sibra – A reduction in the equity result of R$ 29,165 (a gain of R$ 74,097 on 09/30/03 against a gain of R$ 103,262 on 09/30/02), due to the negative effects of exchange rate variation on accounts receivable in the 3rd quarter 2003, offset partly by the positive effects of exchange rate variation on export revenues. In operational terms, sales of ferroalloys fell by 2.9% (235 thousand tons on 09/30/03 against 242 thousand tons on 09/30/02), sales of manganese went up by 30.0% (967 thousand tons on 09/30/03 against 744 thousand tons on

6	CVRD

09/30/02), the average price of ferroalloys increased by 23.6% (US$ 572.44 per ton on 09/30/03 versus US$ 463.16 per ton on 09/30/02) and the average manganese price decreased by 10.3% (US$ 43.78 per ton on 09/30/03 against US$ 48.80 per ton on 09/30/02).

Non-ferrous Minerals

•	Pará Pigmentos – An increase in the shareholding result of R$ 113,203 (a gain of R$ 25,145 on 09/30/03 against a loss of R$ 88,058 on 09/30/02), caused by the positive effects of in the 3rd quarter 2003 of exchange rate variation on debt. In operational terms, sales volume increased by 30.2% (306 thousand tons on 09/30/03 versus 235 thousand tons on 09/30/02) and the average price decreased by 3.0% (US$ 151.72 per ton on 09/30/03 against US$ 156.35 per ton on 09/30/02).

Logistics

•	Docenave – A fall in the equity result of R$ 73,176 (a gain of R$ 33,838 on 09/30/03 against a gain of R$ 107,014 on 09/30/02), due to the effect of the fall of the dollar against the real in the 3rd quarter 2003 on dollarized assets. In operational terms, bulk cargo transported rose by 23.3% (7,201 thousand tons on 09/30/03 versus 5,839 tons on 09/30/02), and the number of tugboat operations also increased by 14.1% (5,669 maneuvers on 09/30/03 against 4,968 maneuvers on 09/30/02), offset partly by the 16.5% reduction in container movement (42,919 TEUs on 09/30/03 against 51,407 TEUs on 09/30/02). The 51.3% jump in the average freight rate (US$ 7.26 per ton on 09/30/03 against US$ 4.80 per ton on 09/30/02) was basically neutralized by the rise of 90% in vessel charter costs, caused mainly by higher demand in the Asian market for charter of Panamax/Cape Size vessels in 2003.

•	Docepar – In the first quarter of 2002, a provision for losses of R$ 50.735 was booked on fiscal assets without perspective for short-term realization.

•	FCA – On 09/30/03, a negative shareholding result of R$ 283,688 was registered (R$ 127,370 of provision for losses and R$ 156,318 of amortization of goodwill) against R$ 217,287 on 09/30/02 (R$ 131,115 of provision for losses and R$ 86,172 of amortization of goodwill), basically caused by recognition of lease and concession costs, in the amount of R$ 238,051 in the second quarter 2003. CVRD’s interest in this investment is held through its subsidiary Mineração Tacumã.

•	MRS – An increase in the equity result of R$ 124,918 (a gain of R$ 42,494 on 09/30/03 compared with a loss of R$ 82,424 on 09/30/02), basically due to the positive effects of exchange rate variation on debt.

Shareholdings

(a)	Steel

•	CSI – A reduction in the equity result of R$ 477,697 (a loss of R$ 125,536 on 09/30/03 against a gain of R$ 352,161 on 09/30/02), mainly caused by the fall in the value of the dollar against the real (negative exchange rate variation of R$ 127,626 on 09/30/03 positive against exchange rate variation of R$ 303,682 on 09/30/02). In operational terms, there was an 8.1% decrease in the volume of steel products sold (1,397 thousand tons on 09/30/03 versus 1,520 thousand tons on 09/30/02).

•	CST – An increase in the equity result of R$ 230,384 (a gain of R$ 187,477 on 09/30/03 against a loss of R$ 42,907 on 09/30/02), caused basically by the positive effects of exchange rate variation on debt. Operationally, the average price went up 33.4%, offset in part by a 19.1% fall in sales volume (2,871 thousand tons on 09/30/03 against 3,547 thousand tons on 09/30/02).

•	Usiminas - An increase in the equity result of R$ 228,814 (a gain of R$ 121,361 on 09/30/03 compared with a loss of R$ 107,453 on 09/30/02), caused mainly by a reduction in the negative effects of exchange rate variation on debt.

(b)	Aluminum

•	Albras - An increase in the equity result of R$ 496,372 (a gain of R$ 275,897 on 09/30/03 against a loss of R$ 220,475 on 09/30/02), due mainly to the positive effects of exchange rate variation on debt. Operationally, aluminum sales volume went up by 6.0% (320 thousand tons on 09/30/03 against 302 thousand tons on 09/30/02) and the average price rose by 2.3% (US$ 1,343.84 per ton on 09/30/03 against US$ 1,313.92 per ton on 09/30/02).

•	Alunorte - An increase in the equity result of R$ 371,601 (a gain of R$ 157,819 on 09/30/03 versus a loss of R$ 213,782 on 09/30/02), due principally to the positive effects of exchange rate variation on debt. In operational terms, the amount of alumina sold went up by 39.9% (1,658 thousand tons on 09/30/03 against 1,185 thousand tons on 09/30/02), caused by the start-up of the 3rd production line in March 2003, along with a 7.4% increase in the average alumina sales price (US$ 177.80 per ton on 09/30/03 against US$ 165.51 per ton on 09/30/02). On 09/30/03, R$ 4,989 of amortization of goodwill was booked.

•	MRN - An increase in the equity result of R$ 82,368 (a gain of R$ 92,624 on 09/30/03 against a gain of R$ 10,256 on 09/30/02), caused by a 40.5% increase in sales volume (9,757 thousand tons on 09/30/03 against 6,946 thousand tons on 09/30/02), in turn due to the

CVRD	7

conclusion of expansion of capacity begun in April 2000, along with a 2.0% increase in the average bauxite price (US$ 19.13 per ton on 09/30/03 versus US$ 18.75 per ton on 09/30/02).

•	Valesul - An increase in the equity result of R$ 1,308 (a gain of R$ 23,751 on 09/30/03 against a gain of R$ 22,443 on 09/30/02), due to a 9.5% rise in sales volume (69 thousand tons on 09/30/03 against 63 thousand tons on 09/30/02) and a 0.7% increase in the average price of aluminum (US$ 1,691.54 per ton on 09/30/03 against US$ 1,679.61 per ton on 09/30/02).

•	Aluvale - An increase in the equity result (own operations) of R$ 2,569 (a gain of R$ 25,012 on 09/30/03 against a gain of R$ 22,443 on 09/30/02), basically caused by the fiscal benefits of paying interest on stockholders’ equity.

•	Itaco - An increase in the equity result of R$ 52,093 (a gain of R$ 47,883 on 09/30/03 against a loss of R$ 4,210 on 09/30/02), due to a 25.4% rise in the average price of alumina, 13.5% for bauxite and 0.6% for aluminum, while the sales volume of aluminum, alumina and bauxite rose by 6.2%, 288.5% and 1.7%, respectively.

1.2.4-      Operating Expenses

The operating expenses increased R$ 91,777 (R$ 819,118 on 09/30/03 compared to R$ 727,341 on 09/30/02), due to:

•	selling expenses: due to an increase in commissions (in turn caused by higher export sales); and

•	expenses for research and studies (mainly on copper and nickel projects).

1.2.5-      Net Financial Result

The net financial result increased R$ 4,478,717 (revenue of R$ 655,014 on 09/30/03 compared to expense of R$ 3,823,703 on 09/30/02), mainly due to the positive effect of exchange rate variation on the Company’s net debt on 09/30/03 (Note 6.15).

1.2.6-      Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 3,637,366 on 09/30/03, against R$ 2,614,971 on 09/30/02, an increase of 39.1%.

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Net operating revenue	2,679,622	2,119,013	2,259,457	7,215,406	5,565,489
Cost of products	(1,351,242)	(1,210,849)	(1,027,691)	(3,809,974)	(2,852,228)
Operating expenses	(226,070)	(308,491)	(312,634)	(819,118)	(727,341)

Operating profit	1,102,310	599,673	919,132	2,586,314	1,985,920
Depreciation / amortization of goodwill	191,629	162,565	174,132	515,590	508,944

	1,293,939	762,238	1,093,264	3,101,904	2,494,864
Dividends received	212,218	185,260	30,465	499,865	120,107
Write-off	—	35,597 (*)	—	35,597	—

EBITDA R$	1,506,157	983,095	1,123,729	3,637,366	2,614,971

US$ average	2.9332	2.9854	3.1227	3.1311	2.6789

EBITDA US$	513,486	329,301	359,855	1,161,690	976,136

(*) See Note 6.18.

8	CVRD

1.2.7-      Income Tax and Social Contribution

Income tax and social contribution were an expense of R$ 497,561 compared with a credit of R$ 1,188,596 on 09/30/02, mainly caused by the increase in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for nondeductible losses) from negative R$ 3,364,551 on 09/30/03 to positive R$ 2,244,190 on 09/30/02, partly reduced by the tax benefit of R$ 657,713 on 09/30/03 provided by paying interest on stockholders’ equity (R$ 349,753 on 09/30/02) (Note 6.7).

1.2.8-      Interest on Stockholders’ Equity

During 2003, CVRD deliberated a total of R$ 1,934,552 (Note 6.19) as interest on stockholders’ equity, in the following tranches:

		US$ million

		Amount at the	Amount at the
Payment date	Value	deliberation date	payment date

04/30/03	621,820	200	215
10/31/03	744,649	250	261
10/31/03	568,083	200	199

	1,934,552	650	675

CVRD	9

PART II

QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

2- BALANCE SHEET	In thousands of reais

	Notes	09/30/03	06/30/03

Assets
Current assets
Cash and cash equivalents	6.4	964,793	263,946
Accounts receivable from customers	—	1,469,650	1,080,445
Related parties	6.5	1,426,137	1,053,193
Inventories	6.6	550,060	443,428
Taxes to recover or offset	—	476,758	392,613
Deferred income tax and social contribution	6.7	459,286	631,466
Others	—	269,954	262,079

		5,616,638	4,127,170

Long-term receivables
Related parties	6.5	757,337	776,542
Loans and financing	—	148,095	188,693
Deferred income tax and social contribution	6.7	777,046	668,092
Judicial deposits	6.11	941,570	1,172,822
Others	—	22,295	87,868

		2,646,343	2,894,017

Permanent assets
Investments	6.8	12,134,149	11,557,530
Property, plant and equipment	6.9	10,042,656	9,216,859

		22,176,805	20,774,389

		30,439,786	27,795,576

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	6.10	105,807	102,920
Current portion of long-term debt	6.10	2,559,681	2,394,227
Payable to suppliers and contractors	—	915,439	804,520
Related parties	6.5	1,011,631	1,085,334
Interest on stockholders’ equity	—	1,215,625	379,286
Payroll and related charges	—	213,223	176,198
Pension Plan - Valia	—	81,211	83,896
Others	—	288,737	270,738

		6,391,354	5,297,119

Long-term liabilities
Long-term debt	6.10	3,006,897	2,563,575
Related parties	6.5	3,976,621	2,982,995
Deferred income tax and social contribution	6.7	83,975	84,035
Provisions for contingencies	6.11	1,296,586	1,441,780
Pension Plan - Valia	—	501,590	518,085
Others	—	649,457	720,005

		9,515,126	8,310,475

Stockholders’ equity
Paid-up capital	6.13	6,300,000	6,300,000
Revenue reserves	—	8,233,306	7,887,982

		14,533,306	14,187,982

		30,439,786	27,795,576

The additional information, notes and attachment I are an integral part of these statements.

10	CVRD

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

3- STATEMENT OF INCOME	In thousands of reais

		Quarter			Accumulated

	Notes	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Operating revenues
Sales of ore and metals
Iron ore and pellets	1.2.1	2,300,004	1,761,795	1,873,012	6,139,591	4,516,196
Gold	1.2.1	16,229	20,085	63,465	68,612	232,030
Potash	1.2.1	81,455	63,343	81,783	217,328	181,468

		2,397,688	1,845,223	2,018,260	6,425,531	4,929,694
Railroad and port services	1.2.1	359,129	353,537	312,507	1,039,830	814,575
Others	1.2.1	9,751	7,653	9,546	25,238	40,237

		2,766,568	2,206,413	2,340,313	7,490,599	5,784,506
Value Added taxes		(86,946)	(87,400)	(80,856)	(275,193)	(219,017)

Net operating revenues		2,679,622	2,119,013	2,259,457	7,215,406	5,565,489

Cost of products and services
Ores and metals	—	(1,236,927)	(1,088,605)	(909,677)	(3,468,419)	(2,537,913)
Railroad and port services	—	(109,223)	(117,544)	(107,318)	(328,281)	(286,487)
Others	—	(5,092)	(4,700)	(10,696)	(13,274)	(27,828)

	1.2.2	(1,351,242)	(1,210,849)	(1,027,691)	(3,809,974)	(2,852,228)

Gross profit		1,328,380	908,164	1,231,766	3,405,432	2,713,261
Gross margin		49.6%	42.9%	54.5%	47.2%	48.8%
Operating expenses
Selling	—	(55,927)	(45,319)	(43,851)	(152,926)	(107,277)
Administrative	6.18	(97,097)	(96,577)	(91,166)	(282,432)	(276,198)
Research and development	—	(64,412)	(35,890)	(47,434)	(138,557)	(99,501)
Other operating expenses	6.18	(8,634)	(130,705)	(130,183)	(245,203)	(244,365)

		(226,070)	(308,491)	(312,634)	(819,118)	(727,341)

Operating profit before financial result and result of equity investments		1,102,310	599,673	919,132	2,586,314	1,985,920
Result of equity investments
Gain on investments accounted for by the equity method	6.8	246,390	370,497	967,474	1,035,507	1,877,903
Amortization of goodwill	6.8	(113,258)	(184,639)	(108,822)	(391,069)	(278,536)
Provision for losses	6.8	354,352	(34,866)	(376,533)	329,118	(558,661)

		487,484	150,992	482,119	973,556	1,040,706
Financial result
Financial expenses, net	6.15	(85,133)	(102,333)	(510,142)	(322,495)	(727,971)
Monetary and exchange rate variation, net	6.15	(187,892)	885,477	(2,102,715)	977,509	(3,095,732)

		(273,025)	783,144	(2,612,857)	655,014	(3,823,703)

Operating profit		1,316,769	1,533,809	(1,211,606)	4,214,884	(797,077)
Discontinued operations		—	—	110,693	—	110,693

Income before income tax and social contribution		1,316,769	1,533,809	(1,100,913)	4,214,884	(686,384)
Income tax and social contribution	6.7	(38,001)	(259,082)	884,737	(497,561)	1,188,596

Net income for the period		1,278,768	1,274,727	(216,176)	3,717,323	502,212

Number of shares outstanding at the end of the period (in thousands)		383,840	383,840	383,839	383,840	383,839

Net earnings per share outstanding at the end of the period (R$)		3.33	3.32	(0.56)	9.68	1.31

The additional information, notes and attachment I are an integral part of these statements.

CVRD	11

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY	In thousands of reais

	Capital reserves			Revenue reserves

		Result of	Price-level
	Paid-up	share	restatement			Unrealized		Fiscal	Treasury
	capital	exchange	Law 8,200/91	Expansion	Depletion	income	Legal	incentives	stock

On December 31, 2001	4,000,000	3,426	440,258	3,869,083	1,506,513	1,271,884	752,535	53,969	(131,105)

Capitalization of reserves	1,000,000	(3,426)	(440,258)	—	(502,347)	—	—	(53,969)	—
Realization of revenue reserves	—	—	—	—	—	(526,477)	—	—	—
Provision for pension plan liabilities	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	(228)
Net income for the year	—	—	—	—	—	—	—	—	—
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	—	—	—	—	—
Appropriation to revenue reserves	—	—	—	1,408,499	—	—	102,163	—	—

On December 31, 2002	5,000,000	—	—	5,277,582	1,004,166	745,407	854,698	—	(131,333)

Capitalization of reserves	1,300,000	—	—	(1,300,000)	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	15
Net income for the period	—	—	—	—	—	—	—	—	—
Stockholders’ equity	—	—	—	—	—	—	—	—	—

On September 30, 2003	6,300,000	—	—	3,977,582	1,004,166	745,407	854,698	—	(131,318)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retained
	earnings	Total

On December 31, 2001	—	11,766,563

Capitalization of reserves	—	—
Realization of revenue reserves	526,477	—
Provision for pension plan liabilities	(30,381)	(30,381)
Treasury shares	—	(228)
Net income for the year	2,043,254	2,043,254
Proposed appropriations:
Interest on stockholders’ equity	(1,028,688)	(1,028,688)
Appropriation to revenue reserves	(1,510,662)	—

On December 31, 2002	—	12,750,520

Capitalization of reserves	—	—
Treasury shares	—	15
Net income for the period	3,717,323	3,717,323
Stockholders’ equity	(1,934,552)	(1,934,552)

On September 30, 2003	1,782,771	14,533,306

The additional information, notes and attachment I are an integral part of these statements.

12	CVRD

(A free translation of the original in Portuguese)

5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)	In thousands of reais

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Cash flows from operating activities:
Net income for the period	1,278,768	1,274,727	(216,176)	3,717,323	502,212
Adjustments to reconcile net income for the period with cash provided by operating activities:
Result of equity investments	(487,484)	(150,992)	(482,119)	(973,556)	(1,040,706)
Depreciation, amortization and depletion	143,900	140,447	131,566	419,023	417,540
Deferred income tax and social contribution	73,717	102,078	(884,733)	376,273	(1,192,561)
Discontinued operations	—	—	(110,693)	—	(110,693)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	178,335	(994,774)	2,585,323	(1,129,089)	3,865,747
Loss on disposal of property, plant and equipment	(16,979)	8,775	4,996	5,436	23,136
Amortization of goodwill in the cost of products sold	41,541	24,419	24,419	90,379	73,257
Net losses on derivatives	(36,340)	(6,875)	131,016	(31,650)	130,062
Dividends/interest on stockholders’ equity received	212,218	185,260	30,465	499,865	120,107
Others	(19,895)	12,871	202,018	(7,221)	292,504

	1,367,781	595,936	1,416,082	2,966,783	3,080,605

Decrease (increase) in assets:
Accounts receivable	(58,130)	248,170	(422,155)	282,343	(515,205)
Inventories	(32,741)	(29,571)	17,710	(62,809)	61,994
Others	137,849	(70,777)	2,422	73,695	(30,908)

	46,978	147,822	(402,023)	293,229	(484,119)

Increase (decrease) in liabilities:
Suppliers and contractors	(103,185)	142,660	79,102	17,474	74,871
Payroll and related charges and others	22,507	34,918	58,488	30,591	37,190
Others	(237,690)	92,765	77,193	(84,365)	106,695

	(318,368)	270,343	214,783	(36,300)	218,756

Net cash provided by operating activities	1,096,391	1,014,101	1,228,842	3,223,712	2,815,242

Cash flows from investing activities:
Loans and advances receivable	(1,028,846)	153,830	302,988	(1,062,723)	(571,757)
Guarantees and deposits	205,077	(400,912)	(96,887)	(230,530)	(138,337)
Additions to investments	69,688	(315,618)	(2,655)	(246,402)	(4,852)
Additions to property, plant and equipment	(772,271)	(574,115)	(332,281)	(1,731,799)	(1,039,157)
Proceeds from disposal of property, plant and equipment/investments	62,993	105,337	1,884	168,767	3,947

Net cash used in investing activities	(1,463,359)	(1,031,478)	(126,951)	(3,102,687)	(1,750,156)

Cash flows from financing activities:
Short-term debt	(249,558)	(29,017)	(681,369)	(610,826)	(250,883)
Long-term debt	1,599,244	330,249	368,394	2,506,690	908,180
Repayments:
Related parties	—	—	—	—	(89,764)
Financial institutions	(275,696)	(264,950)	(100,081)	(685,101)	(289,794)
Interest on stockholders’ equity paid	(98,123)	(619,921)	(225)	(718,248)	(777,483)
Treasury stocks	2	13	—	15	(243)

Net cash used in financing activities	975,869	(583,626)	(413,281)	492,530	(499,987)

Increase (decrease) in cash and cash equivalents	608,901	(601,003)	688,610	613,555	565,099
Cash and cash equivalents, beginning of the period	263,946	864,949	521,835	259,292	645,346
Cash of incorporated companies	91,946	—	—	91,946	—

Cash and cash equivalents, end of the period	964,793	263,946	1,210,445	964,793	1,210,445

Cash paid during the period for:
Short-term interest	—	—	(13,011)	(16,428)	(33,420)
Long-term interest net of capitalization	(83,313)	(64,772)	(86,300)	(231,692)	(191,221)
Income tax and social contribution paid	—	(46,704)	—	(46,704)	(3,967)
Non-cash transactions:
Transfer of advance for future capital increase into investments	465,354	1,297,910	72,268	1,795,758	165,174
Loans/advances transferred to equity investment	233,369	—	—	233,369	—
Additions to property, plant and equipment with capitalization of interest	22,330	(91,605)	77,041	(94,374)	222,212

CVRD	13

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of
Accounting Practices Generally Accepted in Brazil)

6- NOTES TO THE QUARTERLY INFORMATION AT SEPTEMBER 30, 2003 AND 2002

Expressed in thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum, kaolin, logistics and geological studies and technological research services.

6.2- Presentation of Quarterly information

The quarterly information has been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and IBRACON - Institute dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flow. The disclosure of this statement is encouraged by the CVM according to the Official Instruction 01/00 of 01/31/00.

6.3- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the quarterly information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

6.4- Cash and Cash Equivalents

	09/30/03	06/30/03

Marketable securities related to CDI (*)	906,871	218,042
Fixed-yield bond investments (funds)	48,311	26,485
Government securities (NBC-E, NTN-D, LFT)	6,330	15,540
Others	3,281	3,879

	964,793	263,946

(*)	For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.

14	CVRD

6.5- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Assets		Liabilities

	09/30/03	06/30/03	09/30/03	06/30/03

Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.	802,603	828,161	33,560	10,669
CVRD Overseas Ltd.	39,980	84,149	1,723,550	1,182,540
Itabira Rio Doce Company Limited - ITACO	622,343	540,677	1,115,939	646,792
Ferteco Internacional	279,005	—	12,954	—
Mineração Andirá Ltda. (participates in Mineração Serra do Sossego S.A.)	324	78,100	1,901	—
Rio Doce International Finance Ltd.	815,368	166,320	1,720,025	1,898,902
Salobo Metais S.A.	221,793	222,249	—	—
SIBRA Eletrosiderúrgica Brasileira S.A.	9,687	26,886	5,063	4,986
Others	133,442	212,091	252,190	297,823

	2,924,545	2,158,633	4,865,182	4,041,712

Jointly controlled companies
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	160,460	159,751	113,367	13,271
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	65,574	54,031	97,625	62,190
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	89,624	92,859	66,831	92,389
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	50,531	46,029	35,990	37,665
Others	120,145	193,685	281,399	181,475

	486,334	546,355	595,212	386,990

Affiliates	34,897	29,331	676	565

	3,445,776	2,734,319	5,461,070	4,429,267

Represented by:
Trade balances (sales and purchases of products and services) (*)	1,262,302	904,584	472,818	360,938
Short-term financial balances	1,426,137	1,053,193	1,011,631	1,085,334
Long-term financial balances	757,337	776,542	3,976,621	2,982,995

	3,445,776	2,734,319	5,461,070	4,429,267

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

6.6- Inventories

	09/30/03	06/30/03

Finished products
.Iron ore and pellets	235,870	174,516
.Others	4,033	13,726

	239,903	188,242
Spare parts and maintenance supplies	310,157	255,186

	550,060	443,428

CVRD	15

6.7- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities

	09/30/03	06/30/03	09/30/03	06/30/03

Tax loss carryforward	125,083	76,314	—	—

Temporary differences:
. Pension Plan	210,542	215,704	—	—
. Contingent liabilities	369,027	384,787	—	—
. Provision for losses on assets	369,524	500,741	—	—
. Provision for losses on derivative financial instruments	96,226	75,155	—	—
. Others	65,930	46,857	—	—

	1,111,249	1,223,244	—	—

Accelerated depreciation	—	—	9,020	9,239
Long-term sales	—	—	69,433	69,338
Others	—	—	6,140	6,076

Total	1,236,332	1,299,558	84,593	84,653

Short-term - liabilities registred in “others”	459,286	631,466	618	618
Long-term	777,046	668,092	83,975	84,035

	1,236,332	1,299,558	84,593	84,653

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future. The maturities of the credits realization didn’t have relevant changes in comparison to the maturities discloused on December/2002.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested. The amount of these credits covered by the ruling totals approximately R$ 309,225 and the accounting effects have not yet been recognized in the quarterly information.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Income before income tax and social contribution	1,316,769	1,533,809	(1,100,913)	4,214,884	(686,384)
(-) Equity in results of subsidiaries and affiliated companies	(246,390)	(370,497)	(967,474)	(1,035,507)	(1,877,903)
(+) Non-deductible goodwill and provisions for losses	60,621	52,920	243,049	185,174	320,097

	1,131,000	1,216,232	(1,825,338)	3,364,551	(2,244,190)
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(384,539)	(413,519)	620,615	(1,143,947)	763,025
Adjustments to net income which modify the effect on the result for the period:
. Income tax benefit from interest on stockholders’ equity	317,337	128,958	227,627	657,713	349,753
. Fiscal incentives	18,502	52,150	—	70,652	—
. Others	10,699	(26,671)	36,495	(81,979)	75,818

Income tax and social contribution	(38,001)	(259,082)	884,737	(497,561)	1,188,596

16	CVRD

6.8- Investments

				Investment participations
			Adjusted
	Partici-	Adjusted	net income	Investments
	pation	stockholders’	(loss) for
	%	equity	the period	09/30/03	06/30/03

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	60.23	868,499	294,858	514,931	140,592
KOBRASCO (b)	50.00	(49,072)	58,278	(24,535)	(26,909)
HISPANOBRÁS (b)	50.89	97,800	16,096	49,771	49,175
ITABRASCO (b)	50.90	68,819	13,015	35,029	33,117
NIBRASCO (b)	51.00	98,875	14,681	50,427	41,997
CVRD Overseas Ltd. (a, b)	100.00	418,367	81,552	418,367	397,356
Ferteco Mineração S.A. (b, i)	100.00	—	243,379	—	559,686
Gulf Industrial Investment Co. - GIIC (a, b)	50.00	218,186	52,944	109,093	107,738
ITACO/ RDE (a, b)	100.00	1,023,886	(298,535)	1,023,886	2,182,270
Minas da Serra Geral S.A. - MSG (b)	50.00	98,252	17,833	49,127	37,425
Samarco Mineração S.A. (g)	50.00	658,437	386,512	329,219	320,560
Incorporated companies (d)	—	—	—	—	—
Others (b)				234,531	167,255

				2,789,846	4,010,262
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	100.00	169,435	(20,083)	169,435	158,338
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	99.31	365,275	72,159	362,755	333,703
Urucum Mineração S.A. (b)	100.00	52,545	18,738	52,545	47,459
Others (b)				43,968	37,554

				628,703	577,054
Non-ferrous
Mineração Serra do Sossego (b, h)	100.00	519,524	—	519,524	519,537
Pará Pigmentos S.A. (b)	82.04	82,088	60,160	67,345	(11,197)
Ferro-Gusa Carajás (b)	100.00	106,794	—	106,794	—
Salobo Metais S.A. (b, h)	100.00	209,751	—	209,751	106,437
Others (b)				15,671	15,177

				919,085	629,954
Logistics
Companhia Ferroviária do Nordeste (b)	32.40	(142,216)	(26,135)	(46,078)	(42,612)
DOCEPAR S.A. (b)	100.00	25,325	11,169	—	—
Ferrovia Centro-Atlântica S.A. (g)	99.92	111,708	(283,688)	111,619	(608,687)
MRS Logística S.A. (c, g)	29.35	47,908	179,203	14,061	(10,960)
DOCENAVE (b)	100.00	255,440	27,522	255,439	301,613
Sepetiba Tecon S.A. (b)	50.00	(33,118)	(1,432)	(16,559)	(13,253)
TVV - Terminal de Vila Velha S.A. (b)	99.89	58,615	6,922	58,550	58,755
Companhia Portuária da Baía de Sepetiba (b)	100.00	155,976	—	155,976	—
Others (b)				(10,222)	2,859

				522,786	(312,285)
Steel
California Steel Industries, Inc - CSI (a, b)	50.00	626,854	(203,998)	313,427	320,601
CST (c, e, f, g)	28.02	3,416,321	812,084	957,253	871,387
DOCEPAR S.A. (b)	100.00	25,325	11,169	—	—
Rio Doce Limited (a, b)	100.00	305,827	—	305,827	290,463
USIMINAS (b, c, f)	11.46	4,166,252	1,058,995	477,453	439,719
Others (b)				(400)	(400)

				2,053,560	1,921,770
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	51.00	797,715	540,976	406,835	370,576
ALUNORTE (b)	57.03	788,738	276,729	449,817	395,508
Itabira Rio Doce (ITACO) (b)	—	—	—	—	—
Mineração Rio do Norte S.A. (b)	40.00	825,693	231,558	330,278	322,820
Mineração Vera Cruz S.A. (b)	100.00	39,518	—	39,518	39,518
ALUVALE - own operations (b)	100.00	60,629	25,012	60,629	64,793
Valesul Alumínio S.A. (b)	54.51	286,057	43,566	155,929	148,614

				1,443,006	1,341,829
Others
CELMAR (b, i)	100.00	—	18,233	—	(144,807)
DOCEPAR S.A. (b)	100.00	25,325	11,169	25,325	30,436
FOSFERTIL (f, g)	11.12	595,860	193,389	66,260	68,436
Florestas Rio Doce S.A. (b)	99.85	181,560	14,279	181,288	160,289
Others (b)				16,150	14,211

				289,023	128,565

				8,646,009	8,297,149

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Investment participations

	Advance for future		Goodwill and negative
	capital increase		goodwill

	09/30/03	06/30/03	09/30/03	06/30/03

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	—	—	1,325,096	439,543
KOBRASCO (b)	—	—	—	—
HISPANOBRÁS (b)	—	—	—	—
ITABRASCO (b)	—	—	—	—
NIBRASCO (b)	—	—	—	—
CVRD Overseas Ltd. (a, b)	—	—	—	—
Ferteco Mineração S.A. (b, i)	—	—	719,119	774,100
Gulf Industrial Investment Co. - GIIC (a, b)	—	—	—	—
ITACO/ RDE (a, b)	—	—	—	—
Minas da Serra Geral S.A. - MSG (b)	—	—	—	—
Samarco Mineração S.A. (g)	—	—	—	—
Incorporated companies (d)	—	—	681,438	705,857
Others (b)	—	—	30,689	33,050

	—	—	2,756,342	1,952,550
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	—	—	—	—
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	612	612	167,764	187,094
Urucum Mineração S.A. (b)	—	—	—	—
Others (b)	—	—	—	—

	612	612	167,764	187,094
Non-ferrous
Mineração Serra do Sossego (b, h)	486,701	—	57,269	57,269
Pará Pigmentos S.A. (b)	—	—	—	—
Ferro-Gusa Carajás (b)	—	—	—	—
Salobo Metais S.A. (b, h)	8,163	15,974	—	88,473
Others (b)	51,200	140,032	—	—

	546,064	156,006	57,269	145,742
Logistics
Companhia Ferroviária do Nordeste (b)	49,245	45,545	—	—
DOCEPAR S.A. (b)	—	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	—	652,526	—	—
MRS Logística S.A. (c, g)	—	—	—	—
DOCENAVE (b)	—	—	—	—
Sepetiba Tecon S.A. (b)	—	—	—	—
TVV - Terminal de Vila Velha S.A. (b)	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—
Others (b)	—	—	—	—

	49,245	698,071	—	—
Steel
California Steel Industries, Inc - CSI (a, b)	—	—	—	—
CST (c, e, f, g)	—	—	(128,694)	(134,195)
DOCEPAR S.A. (b)	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—
USIMINAS (b, c, f)	—	—	—	—
Others (b)	—	—	—	—

	—	—	(128,694)	(134,195)
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	—	—	—	—
ALUNORTE (b)	—	—	44,907	49,896
Itabira Rio Doce (ITACO) (b)	—	—	—	—
Mineração Rio do Norte S.A. (b)	—	—	—	—
Mineração Vera Cruz S.A. (b)	12,346	—	(29,512)	(29,512)
ALUVALE - own operations (b)	—	—	—	—
Valesul Alumínio S.A. (b)	—	—	—	—

	12,346	—	15,395	20,384
Others
CELMAR (b, i)	—	223,735	—	—
DOCEPAR S.A. (b)	—	—	—	—
FOSFERTIL (f, g)	—	—	—	—
Florestas Rio Doce S.A. (b)	—	—	—	—
Others (b)	11,797	10,382	—	—

	11,797	234,117	—	—

	620,064	1,088,806	2,868,076	2,171,575

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations

	Equity / Others			Provision for losses

	3Q/03	2Q/03	3Q/02	3Q/03	2Q/03	3Q/02

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	11,275	17,526	8,367	—	—	—
KOBRASCO (b)	—	—	—	2,374	17,671	(46,150)
HISPANOBRÁS (b)	1,836	4,071	4,865	—	—	—
ITABRASCO (b)	1,912	2,922	6,482	—	—	—
NIBRASCO (b)	8,430	(2,559)	1,927	—	—	—
CVRD Overseas Ltd. (a, b)	15,089	37,009	67,638	—	—	—
Ferteco Mineração S.A. (b, i)	33,359	102,738	44,686	—	—	—
Gulf Industrial Investment Co. - GIIC (a, b)	9,957	10,259	3,982	—	—	—
ITACO/ RDE (a, b)	59,319	(218,050)	738,420	—	—	—
Minas da Serra Geral S.A. - MSG (b)	2,120	2,910	2,158	—	—	—
Samarco Mineração S.A. (g)	52,412	71,117	(36,783)	—	—	—
Incorporated companies (d)	—	—	—	—	—	—
Others (b)	9,724	969	44,990	—	—	—

	205,433	28,912	886,732	2,374	17,671	(46,150)
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	8,965	(37,055)	47,671	—	—	—
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	29,851	26,375	46,599	—	—	—
Urucum Mineração S.A. (b)	5,086	6,759	2,753	—	—	—
Others (b)	19,745	36,928	570	(149)	(2,596)	—

	63,647	33,007	97,593	(149)	(2,596)	—
Non-ferrous
Mineração Serra do Sossego (b, h)	—	—	—	—	—	—
Pará Pigmentos S.A. (b)	(16,960)	—	—	11,197	27,292	(52,832)
Ferro-Gusa Carajás (b)	—	—	—	—	—	—
Salobo Metais S.A. (b, h)	—	—	—	—	—	—
Others (b)	69	(100)	226	—	—	—

	(16,891)	(100)	226	11,197	27,292	(52,832)
Logistics
Companhia Ferroviária do Nordeste (b)	—	—	—	(3,527)	(3,012)	(2,609)
DOCEPAR S.A. (b)	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	(200,902)	—	—	189,156	(96,225)	(105,382)
MRS Logística S.A. (c, g)	—	—	—	22,524	13,898	(33,028)
DOCENAVE (b)	14,376	21,183	55,473	—	—	—
Sepetiba Tecon S.A. (b)	2,655	(937)	(17,383)	—	—	(20,647)
TVV - Terminal de Vila Velha S.A. (b)	2,786	2,113	3,226	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—	—	—
Others (b)	—	—	7,062	—	—	—

	(181,085)	22,359	48,378	208,153	(85,339)	(161,666)
Steel
California Steel Industries, Inc - CSI (a, b)	5,112	(101,999)	232,782	—	—	—
CST (c, e, f, g)	83,106	72,124	(10,555)	—	—	—
DOCEPAR S.A. (b)	—	—	—	—	8,106	(6,532)
Rio Doce Limited (a, b)	—	—	—	—	—	—
USIMINAS (b, c, f)	47,361	37,000	(81,900)	—	—	—
Others (b)	—	—	(400)	—	—	—

	135,579	7,125	139,927	—	8,106	(6,532)
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	36,259	125,818	(57,713)	—	—	(106,614)
ALUNORTE (b)	15,810	83,871	(154,384)	—	—	—
Itabira Rio Doce (ITACO) (b)	33,318	20,583	(17,626)	—	—	—
Mineração Rio do Norte S.A. (b)	38,733	30,092	(2,637)	—	—	—
Mineração Vera Cruz S.A. (b)	—	—	—	—	—	—
ALUVALE - own operations (b)	3,622	4,951	6,917	—	—	—
Valesul Alumínio S.A. (b)	7,315	1,630	10,925	—	—	—

	135,057	266,945	(214,518)	—	—	(106,614)
Others
CELMAR (b, i)	—	—	—	18,233	—	—
DOCEPAR S.A. (b)	(119,655)	16,280	—	114,544	—	—
FOSFERTIL (f, g)	3,936	6,598	9,696	—	—	—
Florestas Rio Doce S.A. (b)	20,999	(10,977)	2,475	—	—	—
Others (b)	(630)	348	(3,035)	—	—	(2,739)

	(95,350)	12,249	9,136	132,777	—	(2,739)

	246,390	370,497	967,474	354,352	(34,866)	(376,533)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Result of investment participations

Amortization of goodwill

	3Q/03	2Q/03	3Q/02

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	(20,480)	(12,930)	(12,195)
KOBRASCO (b)	—	—	—
HISPANOBRÁS (b)	—	—	—
ITABRASCO (b)	—	—	—
NIBRASCO (b)	—	—	—
CVRD Overseas Ltd. (a, b)	—	—	—
Ferteco Mineração S.A. (b, i)	(26,275)	(34,656)	(34,656)
Gulf Industrial Investment Co. - GIIC (a, b)	—	—	—
ITACO/ RDE (a, b)	—	—	—
Minas da Serra Geral S.A. - MSG (b)	—	—	—
Samarco Mineração S.A. (g)	—	—	—
Incorporated companies (d)	—	—	—
Others (b)	(2,361)	(2,361)	(2,361)

	(49,116)	(49,947)	(49,212)
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	—	—	—
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	(20,129)	(20,129)	(20,128)
Urucum Mineração S.A. (b)	—	—	—
Others (b)	—	—	—

	(20,129)	(20,129)	(20,128)
Non-ferrous
Mineração Serra do Sossego (b, h)	—	—	—
Pará Pigmentos S.A. (b)	(20,364)	—	—
Ferro-Gusa Carajás (b)	—	—	—
Salobo Metais S.A. (b, h)	—	—	—
Others (b)	—	—	—

	(20,364)	—	—
Logistics
Companhia Ferroviária do Nordeste (b)	—	—	—
DOCEPAR S.A. (b)	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	(18,660)	(114,563)	(36,887)
MRS Logística S.A. (c, g)	—	—	(2,595)
DOCENAVE (b)	—	—	—
Sepetiba Tecon S.A. (b)	—	—	—
TVV - Terminal de Vila Velha S.A. (b)	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—
Others (b)	—	—	—

	(18,660)	(114,563)	(39,482)
Steel
California Steel Industries, Inc - CSI (a, b)	—	—	—
CST (c, e, f, g)	—	—	—
DOCEPAR S.A. (b)	—	—	—
Rio Doce Limited (a, b)	—	—	—
USIMINAS (b, c, f)	—	—	—
Others (b)	—	—	—

	—	—	—
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	—	—	—
ALUNORTE (b)	(4,989)	—	—
Itabira Rio Doce (ITACO) (b)	—	—	—
Mineração Rio do Norte S.A. (b)	—	—	—
Mineração Vera Cruz S.A. (b)	—	—	—
ALUVALE - own operations (b)	—	—	—
Valesul Alumínio S.A. (b)	—	—	—

	(4,989)	—	—
Others
CELMAR (b, i)	—	—	—
DOCEPAR S.A. (b)	—	—	—
FOSFERTIL (f, g)	—	—	—
Florestas Rio Doce S.A. (b)	—	—	—
Others (b)	—	—	—

	—	—	—

	(113,258)	(184,639)	(108,822)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations

	Total

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	(9,205)	4,596	(3,828)	(8,056)	(19,187)
KOBRASCO (b)	2,374	17,671	(46,150)	29,140	(69,276)
HISPANOBRÁS (b)	1,836	4,071	4,865	8,192	8,529
ITABRASCO (b)	1,912	2,922	6,482	6,571	10,529
NIBRASCO (b)	8,430	(2,559)	1,927	7,486	2,598
CVRD Overseas Ltd. (a, b)	15,089	37,009	67,638	81,552	153,712
Ferteco Mineração S.A. (b, i)	7,084	68,082	10,030	125,557	23,083
Gulf Industrial Investment Co. - GIIC (a, b)	9,957	10,259	3,982	26,472	11,559
ITACO/ RDE (a, b)	59,319	(218,050)	738,420	(298,535)	1,269,505
Minas da Serra Geral S.A. - MSG (b)	2,120	2,910	2,158	8,826	5,691
Samarco Mineração S.A. (g)	52,412	71,117	(36,783)	193,256	(17,319)
Incorporated companies (d)	—	—	—	—	—
Others (b)	7,363	(1,392)	42,629	9,247	94,867

	158,691	(3,364)	791,370	189,708	1,474,291
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	8,965	(37,055)	47,671	(20,083)	93,068
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	9,722	6,246	26,471	13,708	42,873
Urucum Mineração S.A. (b)	5,086	6,759	2,753	18,738	14,006
Others (b)	19,596	34,332	570	57,738	(10,810)

	43,369	10,282	77,465	70,101	139,137
Non-ferrous
Mineração Serra do Sossego (b, h)	—	—	—	—	—
Pará Pigmentos S.A. (b)	(26,127)	27,292	(52,832)	25,145	(88,058)
Ferro-Gusa Carajás (b)	—	—	—	—	—
Salobo Metais S.A. (b, h)	—	—	—	—	—
Others (b)	69	(100)	226	(35)	(154)

	(26,058)	27,192	(52,606)	25,110	(88,212)
Logistics
Companhia Ferroviária do Nordeste (b)	(3,527)	(3,012)	(2,609)	(8,468)	(7,002)
DOCEPAR S.A. (b)	—	—	—	—	(50,735)
Ferrovia Centro-Atlântica S.A. (g)	(30,406)	(210,788)	(142,269)	(283,688)	(217,287)
MRS Logística S.A. (c, g)	22,524	13,898	(35,623)	42,494	(82,424)
DOCENAVE (b)	14,376	21,183	55,473	33,838	107,014
Sepetiba Tecon S.A. (b)	2,655	(937)	(38,030)	(716)	(38,030)
TVV - Terminal de Vila Velha S.A. (b)	2,786	2,113	3,226	6,915	3,294
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—	—
Others (b)	—	—	7,062	—	(1,035)

	8,408	(177,543)	(152,770)	(209,625)	(286,205)
Steel
California Steel Industries, Inc - CSI (a, b)	5,112	(101,999)	232,782	(125,536)	352,161
CST (c, e, f, g)	83,106	72,124	(10,555)	219,871	(42,907)
DOCEPAR S.A. (b)	—	8,106	(6,532)	—	(19,494)
Rio Doce Limited (a, b)	—	—	—	—	—
USIMINAS (b, c, f)	47,361	37,000	(81,900)	121,361	(107,453)
Others (b)	—	—	(400)	—	(400)

	135,579	15,231	133,395	215,696	181,907
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	36,259	125,818	(164,327)	275,897	(220,475)
ALUNORTE (b)	10,821	83,871	(154,384)	152,830	(213,782)
Itabira Rio Doce (ITACO) (b)	33,318	20,583	(17,626)	47,883	(4,210)
Mineração Rio do Norte S.A. (b)	38,733	30,092	(2,637)	92,624	10,256
Mineração Vera Cruz S.A. (b)	—	—	—	—	—
ALUVALE - own operations (b)	3,622	4,951	6,917	25,012	23,042
Valesul Alumínio S.A. (b)	7,315	1,630	10,925	23,751	22,443

	130,068	266,945	(321,132)	617,997	(382,726)
Others
CELMAR (b, i)	18,233	—	—	18,233	—
DOCEPAR S.A. (b)	(5,111)	16,280	—	11,169	—
FOSFERTIL (f, g)	3,936	6,598	9,696	21,505	15,025
Florestas Rio Doce S.A. (b)	20,999	(10,977)	2,475	14,258	7,258
Others (b)	(630)	348	(5,774)	(596)	(19,769)

	37,427	12,249	6,397	64,569	2,514

	487,484	150,992	482,119	973,556	1,040,706

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Market
	Dividends received			Value

	3Q/03	2Q/03	3Q/02	09/30/03

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	—	—	—	1,905,105
KOBRASCO (b)	—	—	—	—
HISPANOBRÁS (b)	1,240	1,140	906	—
ITABRASCO (b)	—	2,815	—	—
NIBRASCO (b)	—	—	—	—
CVRD Overseas Ltd. (a, b)	—	—	—	—
Ferteco Mineração S.A. (b, i)	—	—	—	—
Gulf Industrial Investment Co. - GIIC (a, b)	—	—	—	—
ITACO/ RDE (a, b)	—	—	—	—
Minas da Serra Geral S.A. - MSG (b)	—	2,868	2,454	—
Samarco Mineração S.A. (g)	43,753	64,166	—	—
Incorporated companies (d)	—	—	—	—
Others (b)	305	1,603	—	—

	45,298	72,592	3,360
Manganese and ferroalloys
Rio Doce Manganèse Europe - RDME (a, b)	—	—	—	—
SIBRA Eletrosiderúrgica Brasileira S.A. (b)	—	—	—	—
Urucum Mineração S.A. (b)	—	14,493	—	—
Others (b)	—	1,543	—	—

	—	16,036	—
Non-ferrous
Mineração Serra do Sossego (b, h)	—	—	—	—
Pará Pigmentos S.A. (b)	—	—	—	—
Ferro-Gusa Carajás (b)	—	—	—	—
Salobo Metais S.A. (b, h)	—	—	—	—
Others (b)	—	—	—	—

	—	—	—
Logistics
Companhia Ferroviária do Nordeste (b)	—	—	—	—
DOCEPAR S.A. (b)	—	—	—	—
Ferrovia Centro-Atlântica S.A. (g)	—	—	—	—
MRS Logística S.A. (c, g)	—	—	—	—
DOCENAVE (b)	60,550	26,420	—	—
Sepetiba Tecon S.A. (b)	—	—	—	—
TVV - Terminal de Vila Velha S.A. (b)	2,838	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—
Others (b)	—	—	—	—

	63,388	26,420	—
Steel
California Steel Industries, Inc - CSI (a, b)	—	—	—	—
CST (c, e, f, g)	87,793	—	—	863,412
DOCEPAR S.A. (b)	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—
USIMINAS (b, c, f)	9,627	—	—	374,256
Others (b)	—	—	—	—

	97,420	—	—
Aluminum
ALBRAS - Alumínio Brasileiro S.A. (b)	—	—	—	—
ALUNORTE (b)	—	—	—	—
Itabira Rio Doce (ITACO) (b)	—	—	—	—
Mineração Rio do Norte S.A. (b)	—	—	—	—
Mineração Vera Cruz S.A. (b)	—	—	—	—
ALUVALE - own operations (b)	—	26,327	22,042	—
Valesul Alumínio S.A. (b)	—	—	—	—

	—	26,327	22,042
Others
CELMAR (b, i)	—	—	—	—
DOCEPAR S.A. (b)	—	—	—	—
FOSFERTIL (f, g)	6,112	5,644	5,063	205,161
Florestas Rio Doce S.A. (b)	—	38,241	—	—
Others (b)	—	—	—	—

	6,112	43,885	5,063

	212,218	185,260	30,465

(a)	Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies whose quarterly information were not reviewed by independent accountants;

(c)	CVRD´s interest in MRS Logística S.A. is held through Caemi Mineração e Metalurgia S.A.;

(d)	Incorporated companies (Socoimex and Samitri) - amortization of goodwill recorded on the cost of products sold of the Parent Company;

(e)	On 04/24/03, CVRD acquired from Acesita S.A. 1,765,470 preferred shares and 869,046 common shares of Companhia Siderúrgica de Tubarão (CST), representing 5.17% of the total capital. After conclusion of the transaction, CVRD holds 24.93% of the common shares and 29.96% of the preferred shares of CST, totaling 28.02% of its total capital;

(f)	Investments in companies that were listed on stock exchanges as of 09/30/03. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies whose quarterly information were reviewed by independent accountants;

(h)	Companies in pre-operating phase;

(i)	Companies incorporated on 08/29/03; and

(j)	Acquisition on 09/02/03 from Mitsui & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totaling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital).

CVRD	17

Incorporation of Ferteco

At the Extraordinary General Meeting held on 08/29/03, incorporation of Ferteco Mineração S.A. (Ferteco) was approved.

Incorporation of the assets of Ferteco, involving two iron ore mines (Córrego do Feijão and Fábrica) and a pelletizing plant (Fábrica) located in the Iron Ore Quadrangle in the state of Minas Gerais, added R$ 1,336,503 (one billion, three hundred thirty-six million, five hundred and three thousand reais) in assets to the Company. The operation of these mines and pelletizing plant will boost the installed capacity of the Company by about 11 million tons/year of iron ore and 4 million tons/year of pellets.

Balance Sheet - 09/30/03

	CVRD 09/30/03				CVRD after
	without Ferteco	08/31/03 Ferteco	Combinated	Eliminations	incorporation

Assets
Current assets
Cash and cash equivalents	872,847	91,946	964,793	—	964,793
Accounts receivable from customers	2,554,091	382,219	2,936,310	40,523	2,895,787
Iventories	473,881	76,179	550,060	—	550,060
Others	1,142,642	131,159	1,273,801	67,803	1,205,998

	5,043,461	681,503	5,724,964	108,326	5,616,638
Long-term receivables	2,608,359	213,141	2,821,500	175,157	2,646,343
Permanent assets
Investments
Ferteco - investment	850,309	—	850,309	850,309	—
Ferteco - goodwill	476,159	—	476,159	(242,960)	719,119
Others	11,193,015	222,015	11,415,030	—	11,415,030

	12,519,483	222,015	12,741,498	607,349	12,134,149
Property, plant and equipment	9,822,812	219,844	10,042,656	—	10,042,656

	22,342,295	441,859	22,784,154	607,349	22,176,805

	29,994,115	1,336,503	31,330,618	890,832	30,439,786

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	2,617,045	48,443	2,665,488	—	2,665,488
Payable to suppliers and contractors	3,263,510	214,142	3,477,652	40,523	3,437,129
Others	287,935	802	288,737	—	288,737

	6,168,490	263,387	6,431,877	40,523	6,391,354
Long-term liabilities	9,292,319	222,807	9,515,126	—	9,515,126
Stockholders’ equity	14,533,306	850,309	15,383,615	850,309	14,533,306

	29,994,115	1,336,503	31,330,618	890,832	30,439,786

18	CVRD

Statement of Income - 09/30/03

	CVRD 09/30/03	08/31/03			CVRD after
	without Ferteco	Ferteco	Combinated	Eliminations	incorporation

Net operating revenues	7,215,406	710,166	7,925,572	(140,098)	7,785,474
Cost of products and services	(3,809,974)	(433,903)	(4,243,877)	140,098	(4,103,779)

Gross profit	3,405,432	276,263	3,681,695	—	3,681,695
Gross margin	47.2%	38.9%	46.5%	0.0%	47.3%
Operating expenses	(819,118)	(58,011)	(877,129)	—	(877,129)

Operating profit before financial result and result of equity investments	2,586,314	218,252	2,804,566	—	2,804,566
Result of equity investments	973,556	79,458	1,053,014	(243,663)	809,351
Financial result	655,014	7,638	662,652	—	662,652

Income before income tax and social contribution	4,214,884	305,348	4,520,232	(243,663)	4,276,569
Income tax and social contribution	(497,561)	(61,685)	(559,246)	—	(559,246)

Net income for the period	3,717,323	243,663	3,960,986	(243,663)	3,717,323

CVRD

6.9- Property, Plant and Equipment

(a) By business area:

	09/30/03			06/30/03

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Ferrous - Northern System
Mining	1,872,419	(793,779)	1,078,640	1,840,748	(785,256)	1,055,492
Railroads	2,772,881	(1,104,191)	1,668,690	2,740,011	(1,085,091)	1,654,920
Ports	578,135	(253,933)	324,202	575,295	(250,476)	324,819
Construction in progress	672,306	—	672,306	527,591	—	527,591

	5,895,741	(2,151,903)	3,743,838	5,683,645	(2,120,823)	3,562,822

Ferrous - Southern System
Mining	3,032,172	(1,680,903)	1,351,269	2,562,557	(1,490,947)	1,071,610
Railroads	3,239,068	(1,825,930)	1,413,138	3,127,499	(1,805,504)	1,321,995
Ports	586,283	(440,674)	145,609	587,251	(439,127)	148,124
Construction in progress	651,240	—	651,240	540,840	—	540,840

	7,508,763	(3,947,507)	3,561,256	6,818,147	(3,735,578)	3,082,569

Pelletizing
Southern System	740,996	(541,636)	199,360	621,970	(451,184)	170,786
Northern System	521,025	(17,355)	503,670	517,236	(13,211)	504,025
Construction in progress	144,006	—	144,006	156,174	—	156,174

	1,406,027	(558,991)	847,036	1,295,380	(464,395)	830,985

Non-Ferrous
Potash	142,474	(55,318)	87,156	132,802	(52,444)	80,358
Gold	75,617	(72,034)	3,583	426,246	(395,023)	31,223
Research and projects	221,764	(182,001)	39,763	214,303	(179,416)	34,887
Construction in progress	183,179	—	183,179	134,209	—	134,209

	623,034	(309,353)	313,681	907,560	(626,883)	280,677

Logistics	1,178,607	(563,623)	614,984	1,121,655	(556,679)	564,976
Construction in progress	37,572	—	37,572	32,750	—	32,750

	1,216,179	(563,623)	652,556	1,154,405	(556,679)	597,726

Energy	370,276	(28,668)	341,608	370,226	(25,618)	344,608
Construction in progress	413,867	—	413,867	369,360	—	369,360

	784,143	(28,668)	755,475	739,586	(25,618)	713,968

Corporate	166,010	(71,990)	94,020	155,169	(59,038)	96,131
Construction in progress	74,794	—	74,794	51,981	—	51,981

	240,804	(71,990)	168,814	207,150	(59,038)	148,112

Total	17,674,691	(7,632,035)	10,042,656	16,805,873	(7,589,014)	9,216,859

(b) By classification of asset:

		09/30/03			06/30/03
	Average
	deprecia-		Accumulated			Accumulated
	tion rates	Cost	depreciation	Net	Cost	depreciation	Net

Buildings	3%	1,634,785	(713,679)	921,106	1,596,947	(704,535)	892,412
Installations	2% - 5%	5,063,832	(2,653,100)	2,410,732	5,071,956	(2,701,523)	2,370,433
Equipment	5% - 20%	1,283,721	(697,164)	586,557	1,039,340	(586,531)	452,809
Railroads	2% - 20%	5,531,275	(2,783,419)	2,747,856	5,341,142	(2,746,940)	2,594,202
Mineral rights	—	433,909	(181,744)	252,165	433,909	(181,744)	252,165
Others	—	1,550,205	(602,929)	947,276	1,509,674	(667,741)	841,933

		15,497,727	(7,632,035)	7,865,692	14,992,968	(7,589,014)	7,403,954
Construction in progress	—	2,176,964	—	2,176,964	1,812,905	—	1,812,905

Total		17,674,691	(7,632,035)	10,042,656	16,805,873	(7,589,014)	9,216,859

Mineral reserve depletion is calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

20	CVRD

Depreciation, amortization and depletion have been allocated as follows:

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Cost of production and services	143,291	130,582	143,621	399,421	418,765
Administrative expenses	6,797	9,865	6,092	25,790	16,922

	150,088	140,447	149,713	425,211	435,687

6.10- Loans and Financing

Short-term

Refers to export financing in the amount of R$ 105,807 on 09/30/03 and R$ 102,920 on 06/30/03, with an average interest rate of
3.9645% p.a. on 09/30/03 and 06/30/03.

Long-term

	Current liabilities		Long-term liabilities

	09/30/03	06/30/03	09/30/03	06/30/03

Foreign operations
Loans and financing in:
U.S. dollars	865,591	753,902	2,633,794	2,234,043
Yen	84,218	77,776	7,532	6,887
Other currencies	8,772	874	61,914	633
Notes in U.S. dollars	1,461,700	1,436,000	—	—
Accrued charges	42,286	44,375	—	—

	2,462,567	2,312,927	2,703,240	2,241,563

Local operations
Indexed by TJLP, TR and IGP-M	17,393	17,160	48,875	50,358
Basket of currencies	35,180	34,112	20,522	28,426
Loans in U.S. dollars	36,127	23,003	225,360	234,433
Non-convertible debentures	—	—	8,900	8,795
Accrued charges	8,414	7,025	—	—

	97,114	81,300	303,657	322,012

	2,559,681	2,394,227	3,006,897	2,563,575

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 = R$ 2.9234 on 09/30/03 (R$ 2.8720 on 06/30/03) and ¥ 1.00 = R$ 0.026234 on 09/30/03 (R$ 0.023989 on 06/30/03);

(b)	Of the total loans and financing, R$ 659,638 are guaranteed by the federal government (with full counter-guarantees), and R$ 585,497 have real guarantees;

(c)	Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 09/30/03:

2004	210,288	7%
2005	590,032	20%
2006	995,078	33%
2007	308,561	10%
2008 onward	902,938	30%

	3,006,897	100%

CVRD	21

(d)	Long-term foreign and domestic loans and financing were subject to annual interest rates on 09/30/03 as follows:

Up to 3%	2,193,914	39%
3.1 to 5%	1,165,191	21%
5.1 to 7%	321,756	6%
7.1 to 9%	312,469	6%
9.1 to 11%	1,478,089	26%
Over 11%	95,159	2%

	5,566,578	100%

(e)	The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 09/30/03 are close to their book values.

6.11- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

	Judicial deposits			Provisions for contingencies

	09/30/03		06/30/03	09/30/03	06/30/03

Tax contingencies	649,913	(*)	903,636	444,821	721,506
Labor and social security claims	153,299		137,574	439,899	398,827
Civil claims	132,986		126,219	396,401	317,631
Others	5,372		5,393	15,465	3,816

Total	941,570		1,172,822	1,296,586	1,441,780

(*)	Refers, mainly to the judicial deposit for the legal action against the limitation to 30% of the tax losses and the broadening of the calculation base for PIS / COFINS (social contributions), consequently, the provision was estinguished in the third quarter.

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and Cofins social contributions introduced by Law 9,718/98, and to CPMF (tax on bank transactions).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and outstanding one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

22	CVRD

(b)	Guarantees given to jointly controlled companies (normally in proportion to the Company’s percentage of participation) are as follows:

	09/30/03	06/30/03

ALBRAS - Alumínio Brasileiro S.A.	851,257	893,140
Sepetiba Tecon S.A.	66,416	65,269
Samarco Mineração S.A.	27,632	33,981

	945,305	992,390

The breakdown of guarantees by currency is:

	09/30/03	06/30/03

U.S. Dollar	807,072	850,637
Real	138,233	141,753

	945,305	992,390

	Amount of	Denominated				Counter
Affiliate or Joint Venture	guarantee	currency		Purpose	Final maturity	guarantees

ALBRAS	727,756	US	$	Debt guarantee	2007	None
	123,501	R	$	Debt guarantee	2010	None
SEPETIBA TECON	51,685	US	$	Debt guarantee	2013	None
	14,731	R	$	Debt guarantee	2012	None
SAMARCO	27,632	US	$	Debt guarantee	2020	None

The Company expects no losses to arise as a result of the above guarantees. No charges were made for extending these guarantees to Sepetiba Tecon.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public Debentures trading. As of October 28, 2002, the Debentures can be traded on the secondary market.

6.12- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 09/30/03, the provision for environmental liabilities amounted to R$ 45,058 (R$ 47,837 on 06/30/03), which was accounted for in “Others” in long-term liabilities.

6.13- Paid-up Capital

The Company’s capital was raised to R$ 6.3 billion through capitalization of part of the expansion reserve in the amount of R$ 1.3 billion. This capital corresponds to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share (“Golden Share”), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book value of the share, if greater.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.

CVRD	23

6.14- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

As of September 30, 2003, 4,715,170 common shares and 4,183 preferred shares were purchased, which are held in treasury in the amount of R$ 131,318. The 4,715,170 common shares guarantees a loan given to the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price

	09/30/03	06/30/03	Average	Low	High	09/30/03	06/30/03

Preferred	4,183	4,235	51.41	14.02	52.40	105.70	78.71
Common	4,715,170	4,715,170	27.80	20.07	52.09	118.23	84.85

	4,719,353	4,719,405

6.15- Financial Result

	Quarter

	3Q/03			2Q/03			3Q/02

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total

Foreign debt	(54,710)	(68,114)	(122,824)	(50,432)	677,402	626,970	(61,199)	(1,578,186)	(1,639,385)
Local debt	(7,983)	(9,093)	(17,076)	(7,793)	67,575	59,782	(21,765)	(537,705)	(559,470)
Related parties	(44,721)	(47,612)	(92,333)	(42,179)	315,643	273,464	(39,641)	(579,591)	(619,232)

	(107,414)	(124,819)	(232,233)	(100,404)	1,060,620	960,216	(122,605)	(2,695,482)	(2,818,087)
Labor, tax and civil contingencies	(28,181)	(8,282)	(36,463)	(17,187)	483	(16,704)	(35,442)	(45,059)	(80,501)
Derivatives, net of gain/losses (interest and currencies)	52,006	(45,874)	6,132	(20,634)	33,204	12,570	(159,648)	(31,961)	(191,609)
CPMF / COFINS	(16,580)	—	(16,580)	(16,293)	—	(16,293)	(60,246)	—	(60,246)
Others	(44,909)	(152,919)	(197,828)	(8,982)	238,354	229,372	(163,940)	(506,810)	(670,750)

	(145,078)	(331,894)	(476,972)	(163,500)	1,332,661	1,169,161	(541,881)	(3,279,312)	(3,821,193)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total

Related parties	20,056	37,645	57,701	28,047	(341,816)	(313,769)	27,990	985,150	1,013,140
Marketable securities	34,054	100,754	134,808	26,024	(63,920)	(37,896)	62	43,400	43,462
Others	5,834	5,604	11,438	7,096	(41,448)	(34,352)	3,687	148,047	151,734

	59,944	144,003	203,947	61,167	(447,184)	(386,017)	31,739	1,176,597	1,208,336

Financial income (expenses), net	(85,134)	(187,891)	(273,025)	(102,333)	885,477	783,144	(510,142)	(2,102,715)	(2,612,857)

24	CVRD

	Accumulated

	09/30/03			09/30/02

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total

Foreign debt	(168,067)	856,129	688,062	(152,197)	(2,247,244)	(2,399,441)
Local debt	(26,796)	93,640	66,844	(60,970)	(894,767)	(955,737)
Related parties	(130,635)	393,219	262,584	(111,766)	(845,221)	(956,987)

	(325,498)	1,342,988	1,017,490	(324,933)	(3,987,232)	(4,312,165)
Labor, tax and civil contingencies	(66,820)	(52,392)	(119,212)	(131,621)	(68,738)	(200,359)
Derivatives, net of gain/losses (interest and currencies)	(10,801)	—	(10,801)	(168,828)	(47,870)	(216,698)
CPMF / COFINS	(45,965)	—	(45,965)	(65,013)	—	(65,013)
Others	(44,140)	118,549	74,409	(196,779)	(771,889)	(968,668)

	(493,224)	1,409,145	915,921	(887,174)	(4,875,729)	(5,762,903)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total

Related parties	88,364	(428,523)	(340,159)	71,342	1,479,286	1,550,628
Marketable securities	61,661	51,114	112,775	62,841	74,811	137,652
Others	20,704	(54,227)	(33,523)	25,020	225,900	250,920

	170,729	(431,636)	(260,907)	159,203	1,779,997	1,939,200

Financial income (expenses), net	(322,495)	977,509(* )	655,014	(727,971)	(3,095,732)	(3,823,703)

(*)    See item 1.2.5 - Net financial result.

Debt Indices

	3Q/03	2Q/03	3Q/02

Current liabilities
Current portion of long-term debt - unrelated parties	2,559,681	2,394,227	1,068,199
Short-term debt	105,807	102,920	1,066,196
Related parties	1,011,631	1,085,334	1,100,963

	3,677,119	3,582,481	3,235,358
Long-term liabilities
Long-term debt - unrelated parties	3,006,897	2,563,575	5,560,230
Related parties	3,976,621	2,982,995	3,698,208

	6,983,518	5,546,570	9,258,438

Gross Debt	10,660,637	9,129,051	12,493,796

Gross interest	107,414	100,404	122,605
EBITDA	1,506,157	983,095	1,123,729
Stockholders’ equity	14,533,306	14,187,982	11,239,843
EBITDA / Gross interest	14.02	9.79	9.17
Gross Debt / EBITDA (anualized)	1.77	2.32	2.78
Debt / Equity capitalization	42	39	53

6.16- Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparts. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparts are also reviewed periodically and are defined according to the rules approved by Company’s management. The results of hedging are recognized monthly in the CVRD result.

CVRD	25

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR - London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 09/30/03 and 09/30/02.

	09/30/03				09/30/02

			Unrealized gain				Unrealized gain
	Notional value		(loss) (in	Final	Notional value		(loss) (in
Type	(in US$ million)	Rate range	R$ thousand)	maturity	(in US$ million)	Rate range	R$ thousand)

Cap	500	5,7 - 11,0%	44	May-07	1,200	5,7 - 11,0%	1,737
Floor	500	5,7 - 6,0%	(57,173)	Nov-06	850	5,7 - 6,3%	(80,656)
Swap	459	5,8 - 6,7%	(120,635)	Oct-07	475	5,8 - 6,7%	(175,851)

Total			(177,764)				(254,770)

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 09/30/03 and 09/30/02. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	09/30/03				09/30/02

			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		loss (in
Type	(in million)	Rate range	R$ thousand)	maturity	(in million)	Rate range	R$ thousand)

Yen purchased	¥3.462	¥ 79 - 86 per US$	5,057	Apr-05	¥3.470	¥ 79 - 91 per US$	3,963
Euros purchased	€24	€ 1,11 - 1,23 per US$	996	Dec-11	€6	€ 1,18 - 1,23 per US$	5,465
Euros sold	€5	—	(49)	Nov-03	€4	€ 0,98 - 0,99 per US$	134

Total			6,004				9,562

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

26	CVRD

The following table shows the gold derivatives portfolio of the Company on 09/30/03 and 09/30/02:

	09/30/03				09/30/02

			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ thousand)	maturity	Quantity (oz)	(US$/oz)	R$ thousand)

Puts purchased	398,000	270 - 385	6,075	Dec-07	471,000	270 - 355	27,534
Calls sold	473,000	317 - 440	(70,141)	Dec-07	674,500	316 - 407	(43,192)
Hybrid instruments	20,000	—	(2,625)	Nov-06	20,000	—	125

Total			(66,691)				(15,533)

	Net loss

	3Q/03

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 06/30/03	187,216	2,236	31,594	221,046
Financial settlement	(11,867)	307	(13,745)	(25,305)
Financial expenses, net	(42,822)	(9,184)	40,971	(11,035)

	(54,689)	(8,877)	27,226	(36,340)
Monetary variations, net	45,237	637	7,871	53,745

Gains and losses unrealized on 09/30/03	177,764	(6,004)	66,691	238,451

	Net loss

	2Q/03

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 03/31/03	230,264	3,138	33,374	266,776
Financial settlement	(30,360)	(1,020)	(1,641)	(33,021)
Financial expenses, net	20,078	556	5,512	26,146

	(10,282)	(464)	3,871	(6,875)
Monetary variations, net	(32,766)	(438)	(5,651)	(38,855)

Gains unrealized on 06/30/03	187,216	2,236	31,594	221,046

	Net loss

	3Q/02

	Interest rates
	(libor)	Currencies	Gold	Total

Gains and losses unrealized on 06/30/02	79,279	5,274	9,669	94,222
Financial settlement	(30,198)	(756)	1,563	(29,391)
Financial expenses, net	175,638	(15,990)	759	160,407

	145,440	(16,746)	2,322	131,016
Monetary variations, net	30,051	1,910	3,542	35,503

Gains and losses unrealized on 09/30/02	254,770	(9,562)	15,533	260,741

CVRD	27

6.17- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais

			Subsidiaries and
	Parent Company		Affiliated Companies (*)

	09/30/03	06/30/03	09/30/03	06/30/03

Assets
Current
Cash and cash equivalents	622	411	214	329
Others	2,839	1,789	1,085	1,101

	3,461	2,200	1,299	1,430
Long-term receivables	555	614	61	45
Investments	2,766	3,817	16	16

Total	6,782	6,631	1,376	1,491

Liabilities
Current
Short-term loans and financing	2,643	2,477	1,372	1,279
Others	851	978	465	529

	3,494	3,455	1,837	1,808
Long-term liabilities
Loans and financing	2,950	2,505	1,874	1,776
Others	3,697	2,715	458	459

	6,647	5,220	2,332	2,235

Total	10,141	8,675	4,169	4,043

Liabilities - R$	(3,359)	(2,044)	(2,793)	(2,552)

Liabilities - US$	(1,149)	(712)	(955)	(889)

( * ) Proportional to the percentage of participation

6.18- Administrative and Other Operating Expenses

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Administrative
Personnel	35,270	34,548	34,814	101,657	93,017
Technical consulting	31,127	23,897	20,298	73,467	85,175
Advertising and publicity	9,376	7,461	6,872	25,843	21,987
Depreciation	6,797	9,865	6,092	25,790	16,922
Travel expenses	5,862	4,042	4,436	14,829	12,376
Rents and taxes	4,935	6,110	4,978	17,947	14,509
Others	3,730	10,654	13,676	22,899	32,212

	97,097	96,577	91,166	282,432	276,198

	Quarter			Accumulated

	3Q/03	2Q/03	3Q/02	09/30/03	09/30/02

Other Operating Expenses
Provisions for contingencies	27,130	47,063	62,077	101,334	90,242
Provision for loss on ICMS credits	56,000	—	(2,702)	84,000	17,298
Provision for profit sharing	5,000	27,000	48,000	72,000	58,000
Operating expenses - UPSL	—	35,597	—	35,597	—
Sale of Fazenda Brasileiro	(62,993)	—	—	(62,993)	—
Others	(16,503)	21,045	22,808	15,265	78,825

	8,634	130,705	130,183	245,203	244,365

28	CVRD

6.19- Subsequent Events

CVRD Dividend Payment

On 10/15/03 the Board of Directors approved the second installment of the minimum dividend payment to shareholders, as proposed by the Company’s Executive Board on January 30, 2003. The proposal was based on the CVRD Dividend Policy and established the minimum amount of US$ 1.04 per outstanding common or preferred share, to be paid to shareholders in two equal installments during the year. The first installment began to be distributed on April 30. The second installment will take place from October 31, 2003 onwards, together with the additional dividend announced on August 27, 2003.

The second installment of the minimum dividend was payed as follows:

1.	Distribution of interest on stockholders’ equity in the amount of R$ 568,083, equivalent to R$ 1.48 per outstanding preferred A share or common share. The value of R$ 1.48 per share is equal to US$ 0.52 per share converted into Brazilian reais by the 2.8425 R$/USD offer exchange rate of USD, as divulged by the Brazilian Central Bank on October 14, 2003, according to the procedures previously announced on 01/30/03.

2.	The payment will take place from October 31, 2003 onwards. The distribution of interest on stockholders’ equity is subject to withholding income tax, in accordance with the Law 9,249 of December 26, 1995.

For the second installment of the minimum dividend payment to shareholders, approved on 10/15/03, the record date for CVRD shares traded on the São Paulo Stock Exchange (BOVESPA) will also be on 10/15/03. Concerning the American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE), the record date was October 20, 2003. All CVRD shareholders that hold the Company’s shares at the record dates were entitled to receive interest on stockholders’ equity. CVRD shares will be traded ex-dividend, on both stock exchanges, since October 16, 2003 onwards.

According to the press release of August 27, the additional dividend payment to CVRD shareholders is equal to R$ 1.94 per outstanding preferred A share or common share and was payed since October 31, 2003.

Therefore, since October 31, 2003, CVRD distributed to its shareholders interest on stockholders’ equity in the amount of R$ 3.42 per outstanding preferred A share or common share.

During 2003, CVRD is paying to its shareholders the two installments of the minimum dividend – one of R$ 1.62 per share, paid from April 30 onwards, and another one of R$ 1.48 per share, which will be distributed from October 31 onwards – and the additional payment of R$ 1.94 per share. These add up to a distribution to CVRD’s shareholders of interest on stockholders’ equity of R$ 5.04 per outstanding preferred A share or common share, totaling R$ 1,934,552.

CVRD Sells Its Stake in Fosfértil

On 10/24/03 the subsidiary Companhia Paulista de Ferro Ligas (CPFL) concluded the sale of Fertilizantes Fosfatados S.A. (Fosfértil) shares to Bunge Fertilizantes S.A. for R$ 240 million. The transaction involved 3,955,293,931 common shares and 7,910,587,866 preferred shares, totaling 11,865,881,797 shares, representing respectively 10.96% of the voting capital, 11.19% of the preferred capital and 11.12% of the total capital of Fosfértil.

This transaction is consistent with CVRD´s focus in mining and logistics and with its strategy of selling portfolio investments.

CVRD Simplifies Operational Structure

On 10/28/03 the Company informs that it took some steps to simplify the operational structure of its manganese ferroalloy business.

Since 10/15/03, CVRD’s subsidiary SIBRA – Eletrosiderúrgica Brasileira S.A. (SIBRA) was redenominated Rio Doce Manganês S.A. (RDM). The operations of RDM subsidiaries, including Companhia Paulista de Ferro Ligas (CPFL), will be transferred to RDM from January 2004 onwards.

Currently, the main RDM assets are the Azul mine, located in Carajás, state of Pará, Brazil, with annual production capacity of 2 million tons of manganese ore, and a manganese ferro-alloy plant, with annual production capacity of 180,000 tons, located in Simões Filho, state of Bahia, Brazil. CPFL owns four ferro-alloy plants in the state of Minas Gerais (Barbacena, Ouro Preto, Santa Rita and São João del Rei). After the consolidation of CPFL assets and other smaller subsidiaries that produce manganese ore, located in the states of Minas Gerais and

CVRD	29

Bahia (Minérios Metalúrgicos do Nordeste S.A., Mineração Urandi S.A. and Sociedade Mineira de Mineração Ltda.), RDM will have a total annual production capacity of 2,330,000 tons of manganese ore and 350,000 tons of manganese ferro-alloy.

CVRD manganese and ferro-alloy operations will be held through four wholly owned subsidiaries: RDM, Urucum Mineração S.A., in Corumbá, Mato Grosso do Sul state, Rio Doce Manganese Europe (RDME), in Dunkerque, France, and Rio Doce Manganese Norway (RDMN), in Mo I Rana, Norway.

CVRD is the world’s second largest manganese ore producer, with total annual production capacity of 2.9 million tons.

CVRD Concludes the Restructuring of Logistics Companies

On 11/07/03 CVRD concluded the restructuring of stakes in logistics companies, as publicly announced on 04/16/03 and 09/18/03.

The conclusion of the transactions aimed at the elimination of the relationships between CVRD and Companhia Siderúrgica Nacional (CSN) in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros). The following transactions were concluded:

a)	sale of all FCA shares held by CSN to Mineração Tacumã Ltda., a CVRD wholly owned subsidiary;

b)	sale of all CFN shares held by CVRD to CSN and Taquari Participações S.A.;

c)	sale of all CSN Aceros shares - which is a Sepetiba Tecon S.A. (STSA) shareholder - held by Itabira Rio Doce Company Limited, a CVRD wholly owned subsidiary, to CSN Panamá, a CSN subsidiary;

d)	transfer of all STSA convertible debentures held by CVRD to CSN; and

e)	signing of commercial contracts involving handling services of containers by STSA to CVRD, limestone transportation by FCA to CSN and limestone and bentonite transportation by CFN to CVRD.

The shares sales and purchases will imply a net expenditure of R$ 22.7 million by CVRD at the financial settlement date, 11/14/03.

30	CVRD

PART III

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1- Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)

	(Millons of tons)

	1999	%	2000	%	2001	%	2002	%

FOREIGN MARKET
ASIA
CHINA	7.3	8	9.2	8	14.9	12	17.5	12
KOREA	7.9	8	7.0	6	6.0	5	7.1	5
PHILIPPINES	1.6	2	1.4	1	1.2	1	2.6	2
JAPAN	16.9	17	17.5	15	17.1	13	16.3	11
TAIWAN	1.8	2	1.6	2	2.2	2	2.1	1
OTHERS	0.6	—	0.4	—	1.1	1	0.0	—

	36.1	37	37.1	32	42.5	34	45.6	31

EUROPE
GERMANY	8.0	8	8.2	7	10.1	8	14.7	10
SPAIN	3.6	4	2.9	2	2.9	2	2.9	2
FRANCE	2.1	2	2.9	2	3.9	3	5.8	4
ITALY	5.0	5	4.8	4	5.1	4	5.2	3
UNITED KINGDOM	1.6	2	1.5	2	1.6	1	2.3	2
OTHERS	4.7	5	8.2	7	10.8	8	13.4	9

	25.0	26	28.5	24	34.4	26	44.3	30

AMERICAS
ARGENTINA	1.6	2	1.4	1	1.9	1	2.3	2
UNITED STATES	3.0	3	3.5	3	2.9	2	3.8	2
OTHERS	1.8	2	2.0	2	1.5	1	2.4	2

	6.4	7	6.9	6	6.3	4	8.5	6

AFRICA/MID.EAST/OCEANIA
BAHRAIN	1.5	2	2.0	2	1.7	1	2.4	2
OTHERS	3.6	4	5.2	4	5.1	4	4.3	3

	5.1	6	7.2	6	6.8	5	6.7	5

	72.6	76	79.7	68	90.0	69	105.1	72

DOMESTIC MARKET
STEEL MILLS	13.6	14	15.5	13	20.2	16	22.3	15
PELLETIZING AFFILIATES	10.1	10	21.6	19	19.7	15	18.9	13

	23.7	24	37.1	32	39.9	31	41.2	28

TOTAL	96.3	100	116.8	100	129.9	100	146.3	100

[Additional columns below]

[Continued from above table, first column(s) repeated]

	(Millons of tons)

	Quarter						Accumulated

	3Q/02%		2Q/03%		3Q/03%		09/30/02%		09/30/03%

FOREIGN MARKET
ASIA
CHINA	4.2	11	4.8	13	7.1	19	13.6	13	17.3	16
KOREA	2.0	5	1.7	5	1.7	4	5.2	5	5.0	4
PHILIPPINES	0.7	2	0.6	2	0.6	1	1.8	2	1.6	1
JAPAN	4.0	11	4.1	11	4.1	10	12.0	11	12.1	11
TAIWAN	0.5	1	0.5	1	0.5	1	1.3	1	1.4	1
OTHERS	0.0	—	—	—	—	—	—	—	—	—

	11.4	30	11.7	32	14.0	35	33.9	32	37.4	33

EUROPE
GERMANY	3.6	10	2.8	8	4.4	11	10.4	10	10.7	9
SPAIN	0.7	2	0.9	3	0.4	1	2.2	2	2.1	2
FRANCE	1.4	4	2.3	6	1.7	4	4.2	4	5.4	5
ITALY	0.8	2	1.2	3	1.2	3	4.0	4	3.6	3
UNITED KINGDOM	0.8	2	0.6	2	0.6	1	1.9	2	1.7	2
OTHERS	3.6	10	2.8	8	3.6	9	9.7	9	9.6	8

	10.9	30	10.6	30	11.9	29	32.4	31	33.1	29

AMERICAS
ARGENTINA	0.6	2	0.8	2	0.7	2	1.6	1	2.3	2
UNITED STATES	1.2	3	0.8	2	1.0	3	3.1	3	2.8	2
OTHERS	0.7	2	0.6	2	0.7	2	1.5	1	2.1	2

	2.5	7	2.2	6	2.4	7	6.2	5	7.2	6

AFRICA/MID.EAST/OCEANIA
BAHRAIN	0.6	2	0.4	1	1.0	2	1.9	2	1.9	2
OTHERS	1.2	3	2.0	5	0.5	1	2.7	3	3.5	3

	1.8	5	2.4	6	1.5	3	4.6	5	5.4	5

	26.6	72	26.9	74	29.8	74	77.1	73	83.1	73

DOMESTIC MARKET
STEEL MILLS	5.4	15	4.6	13	5.7	14	16.3	14	15.4	14
PELLETIZING AFFILIATES	4.9	13	4.9	13	4.7	12	13.6	13	14.6	13

	10.3	28	9.5	26	10.4	26	29.9	27	30.0	27

TOTAL	36.9	100	36.4	100	40.2	100	107.0	100	113.1	100

Exports by System

	(Millons of tons)

	1999	%	2000	%	2001	%	2002	%

NORTHERN SYSTEM	42.8	44	46.6	40	50.8	39	53.0	36
SOUTHERN SYSTEM	53.5	56	70.2	60	79.1	61	93.3	64

	96.3	100	116.8	100	129.9	100	146.3	100

[Additional columns below]

[Continued from above table, first column(s) repeated]

	(Millons of tons)

	Quarter						Accumulated

	3Q/02%		2Q/03%		3Q/03%		09/30/02%		09/30/03%

NORTHERN SYSTEM	14.1	38	13.9	38	14.0	35	38.7	36	41.3	37
SOUTHERN SYSTEM	22.8	62	22.5	62	26.2	65	68.3	64	71.8	63

	36.9	100	36.4	100	40.2	100	107.0	100	113.1	100

CVRD	31

PART IV

8- ATTACHMENT I - EQUITY INVESTEE INFORMATION

8.1- Aluminum Area - ALBRAS (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	99	102	107	—	308
Quantity sold - internal market	MT (thousand)	4	4	4	—	12

Quantity sold - total	MT (thousand)	103	106	111	—	320

Average sales price - external market	US$	1,336.40	1,324.49	1,365.02	—	1,342.40
Average sales price - internal market	US$	1,376.14	1,365.10	1,398.92	—	1,380.05
Average sales price - total	US$	1,337.98	1,326.07	1,366.25	—	1,343.84
Long-term indebtedness, gross	US$	451,354	400,002	386,528	—	386,528
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	451,354	400,002	386,528	—	386,528

Stockholders’ equity	R$	479,916	726,619	797,715	—	797,715

Net operating revenues	R$	479,659	423,513	446,000	—	1,349,172
Cost of products	R$	(284,827)	(271,302)	(274,413)	—	(830,542)
Other expenses/revenues	R$	(16,325)	(11,421)	(16,692)	—	(44,438)
Depreciation, amortization and depletion	R$	17,675	16,188	15,241	—	49,104

EBITDA	R$	196,182	156,978	170,136	—	523,296
Depreciation, amortization and depletion	R$	(17,675)	(16,188)	(15,241)	—	(49,104)

EBIT	R$	178,507	140,790	154,895	—	474,192
Impairment	R$	—	(11,837)	692	—	(11,145)
Net financial result	R$	63,862	176,318	(76,113)	—	164,067

Income before income tax and social contribution	R$	242,369	305,271	79,474	—	627,114
Income tax and social contribution	R$	(19,192)	(58,568)	(8,378)	—	(86,138)

Net income	R$	223,177	246,703	71,096	—	540,976

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	2	3	4	13

Quantity sold - total	MT (thousand)	88	110	104	104	406

Average sales price - external market	US$	1,318.33	1,409.42	1,288.20	1,304.79	1,304.70
Average sales price - internal market	US$	1,352.12	1,330.47	1,335.69	1,356.26	1,355.55
Average sales price - total	US$	1,319.81	1,332.13	1,289.68	1,306.47	1,306.38
Long-term indebtedness, gross	US$	524,095	506,633	498,857	465,815	465,815
Short-term indebtedness, gross	US$	72,938	48,840	20,156	20,475	20,475

Total indebtedness, gross	US$	597,033	555,473	519,013	486,290	486,290

Stockholders’ equity	R$	299,202	113,162	(209,047)	256,739	256,739

Net operating revenues	R$	273,853	366,494	414,264	489,744	1,544,355
Cost of products	R$	(170,834)	(223,590)	(248,895)	(288,173)	(931,492)
Other expenses/revenues	R$	(13,308)	(10,054)	(22,210)	(5,968)	(51,540)
Depreciation, amortization and depletion	R$	15,555	17,076	17,423	17,490	67,544

EBITDA	R$	105,266	149,926	160,582	213,093	628,867
Depreciation, amortization and depletion	R$	(15,555)	(17,076)	(17,423)	(17,490)	(67,544)

EBIT	R$	89,711	132,850	143,159	195,603	561,323
Impairment	R$	—	—	—	—	—
Net financial result	R$	(11,141)	(332,532)	(505,233)	175,923	(672,983)

Income before income tax and social contribution	R$	78,570	(199,682)	(362,074)	371,526	(111,660)
Income tax and social contribution	R$	(2,627)	13,645	39,863	88,259	139,140

Net income	R$	75,943	(186,037)	(322,211)	459,785	27,480

CVRD	32

8.2- Aluminum Area - ALUNORTE (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	289	303	395	—	987
Quantity sold - internal market	MT (thousand)	201	234	236	—	671

Quantity sold - total	MT (thousand)	490	537	631	—	1,658

Average sales price - external market	US$	170.93	172.57	190.01	—	179.07
Average sales price - internal market	US$	173.60	175.13	178.71	—	175.93
Average sales price - total	US$	172.03	173.68	185.78	—	177.80
Long-term indebtedness, gross	US$	482,418	494,325	478,755	—	478,755
Short-term indebtedness, gross	US$	—	3,900	8,355	—	8,355

Total indebtedness, gross	US$	482,418	498,225	487,110	—	487,110

Stockholders’ equity	R$	546,444	697,885	788,738	—	788,738

Net operating revenues	R$	291,962	273,014	339,513	—	904,489
Cost of products	R$	(217,680)	(217,735)	(234,580)	—	(669,995)
Other expenses/revenues	R$	(6,021)	(5,860)	(12,986)	—	(24,867)
Depreciation, amortization and depletion	R$	15,240	18,993	17,340	—	51,573

EBITDA	R$	83,501	68,412	109,287	—	261,200
Depreciation, amortization and depletion	R$	(15,240)	(18,993)	(17,340)	—	(51,573)

EBIT	R$	68,261	49,419	91,947	—	209,627
Impairment	R$	—	—	—	—	—
Net financial result	R$	43,764	136,576	(62,039)	—	118,301

Income before income tax and social contribution	R$	112,025	185,995	29,908	—	327,928
Income tax and social contribution	R$	(10,084)	(34,554)	(6,561)	—	(51,199)

Net income	R$	101,941	151,441	23,347	—	276,729

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	222	175	115	208	720
Quantity sold - internal market	MT (thousand)	205	235	233	199	872

Quantity sold - total	MT (thousand)	427	410	348	407	1,592

Average sales price - external market	US$	148.20	152.79	162.37	154.43	153.39
Average sales price - internal market	US$	175.94	175.38	173.97	169.51	173.79
Average sales price - total	US$	161.55	165.72	170.13	161.79	164.56
Long-term indebtedness, gross	US$	455,061	455,194	472,590	481,370	481,370
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	455,061	455,194	472,590	481,370	481,370

Stockholders’ equity	R$	573,946	451,686	226,155	444,502	444,502

Net operating revenues	R$	164,875	173,891	196,154	250,025	784,945
Cost of products	R$	(135,765)	(134,556)	(131,291)	(174,286)	(575,898)
Other expenses/revenues	R$	(7,381)	(3,787)	(4,079)	(6,946)	(22,193)
Depreciation, amortization and depletion	R$	12,802	13,351	12,853	12,880	51,886

EBITDA	R$	34,531	48,899	73,637	81,673	238,740
Depreciation, amortization and depletion	R$	(12,802)	(13,351)	(12,853)	(12,880)	(51,886)

EBIT	R$	21,729	35,548	60,784	68,793	186,854
Impairment	R$	—	—	—	—	—
Net financial result	R$	(10,936)	(198,404)	(374,193)	114,042	(469,491)

Income before income tax and social contribution	R$	10,793	(162,856)	(313,409)	182,835	(282,637)
Income tax and social contribution	R$	(726)	20,677	6,396	73,270	99,617

Net income	R$	10,067	(142,179)	(307,013)	256,105	(183,020)

CVRD	33

8.3- Aluminum Area - ALUVALE (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Stockholders’ equity	R$	1,115,779	1,351,652	1,448,395	—	1,448,395

Net operating revenues	R$	7,429	3,538	5,834	—	16,801
Cost of products	R$	—	—	—	—	—
Other expenses/revenues	R$	(1,218)	(878)	(915)	—	(3,011)
Dividends received	R$	17,166	5,450	34,000	—	56,616

EBITDA	R$	23,377	8,110	38,919	—	70,406
Dividends received	R$	(17,166)	(5,450)	(34,000)	—	(56,616)

EBIT	R$	6,211	2,660	4,919	—	13,790
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	210,564	241,411	93,127	—	545,102
Net financial result	R$	3,682	4,058	1,947	—	9,687

Income before income tax and social contribution	R$	220,457	248,129	99,993	—	568,579
Income tax and social contribution	R$	6,545	(1,697)	(3,250)	—	1,598

Net income	R$	227,002	246,432	96,743	—	570,177

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Stockholders’ equity	R$	891,456	751,522	447,879	916,533	916,533

Net operating revenues	R$	4,059	3,953	4,888	6,179	19,079
Cost of products	R$	(22)	(47)	(38)	(36)	(143)
Other expenses/revenues	R$	(645)	(650)	(730)	(10,177)	(12,202)
Dividends received	R$	29,430	28,000	23,200	23,167	103,797

EBITDA	R$	32,822	31,256	27,320	19,133	110,531
Dividends received	R$	(29,430)	(28,000)	(23,200)	(23,167)	(103,797)

EBIT	R$	3,392	3,256	4,120	(4,034)	6,734
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	59,336	(146,796)	(304,495)	469,463	77,508
Net financial result	R$	4,918	5,469	900	2,029	13,316

Income before income tax and social contribution	R$	67,646	(138,071)	(299,475)	467,458	97,558
Income tax and social contribution	R$	(2,723)	(1,862)	(1,635)	(1,338)	(7,558)

Net income	R$	64,923	(139,933)	(301,110)	466,120	90,000

34	CVRD

8.4- Aluminum Area - MRN (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	711	958	1,324	—	2,993
Quantity sold - internal market	MT (thousand)	1,485	2,554	2,725	—	6,764

Quantity sold - total	MT (thousand)	2,196	3,512	4,049	—	9,757

Average sales price - external market	US$	21.31	21.20	21.27	—	21.26
Average sales price - internal market	US$	18.24	18.15	18.21	—	18.19
Average sales price - total	US$	19.23	18.98	19.21	—	19.13
Long-term indebtedness, gross	US$	69,222	65,380	58,041	—	58,041
Short-term indebtedness, gross	US$	44,004	134,221	144,883	—	144,883

Total indebtedness, gross	US$	113,226	199,601	202,924	—	202,924

Stockholders’ equity	R$	731,822	807,051	825,693	—	825,693

Net operating revenues	R$	139,951	183,786	211,492	—	535,229
Cost of products	R$	(69,487)	(89,073)	(99,781)	—	(258,341)
Other expenses/revenues	R$	(5,305)	(2,838)	(5,251)	—	(13,394)
Depreciation, amortization and depletion	R$	14,854	17,733	21,391	—	53,978

EBITDA	R$	80,013	109,608	127,851	—	317,472
Depreciation, amortization and depletion	R$	(14,854)	(17,733)	(21,391)	—	(53,978)

EBIT	R$	65,159	91,875	106,460	—	263,494
Result of equity investments	R$	—	—	—	—	—
Impairment	R$	—	—	—	—	—
Net financial result	R$	(239)	(10,994)	(2,484)	—	(13,717)

Income before income tax and social contribution	R$	64,920	80,881	103,976	—	249,777
Income tax and social contribution	R$	(5,421)	(5,652)	(7,146)	—	(18,219)

Net income	R$	59,499	75,229	96,830	—	231,558

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	485	790	740	601	2,616
Quantity sold - internal market	MT (thousand)	1,296	1,821	1,814	2,381	7,312

Quantity sold - total	MT (thousand)	1,781	2,611	2,554	2,982	9,928

Average sales price - external market	US$	20.56	19.09	19.21	21.42	19.93
Average sales price - internal market	US$	19.46	18.01	18.16	20.32	19.06
Average sales price - total	US$	19.76	18.34	18.46	20.54	18.95
Long-term indebtedness, gross	US$	95,892	90,312	77,786	76,120	76,120
Short-term indebtedness, gross	US$	14,436	18,780	23,198	29,265	29,265

Total indebtedness, gross	US$	110,328	109,092	100,984	105,385	105,385

Stockholders’ equity	R$	594,895	562,633	498,041	672,322	672,322

Net operating revenues	R$	76,448	111,452	146,949	204,098	538,947
Cost of products	R$	(39,697)	(60,627)	(72,806)	(78,149)	(251,279)
Other expenses/revenues	R$	(582)	(5,260)	(1,577)	(2,993)	(10,412)
Depreciation, amortization and depletion	R$	9,840	13,325	14,617	14,701	52,483

EBITDA	R$	46,009	58,890	87,183	137,657	329,739
Depreciation, amortization and depletion	R$	(9,840)	(13,325)	(14,617)	(14,701)	(52,483)

EBIT	R$	36,169	45,565	72,566	122,956	277,256
Result of equity investments	R$	(3,403)	(1,347)	—	2,000	(2,750)
Impairment	R$	—	—	—	17,015	17,015
Net financial result	R$	(1,804)	(32,286)	(73,730)	102,120	(5,700)

Income before income tax and social contribution	R$	30,962	11,932	(1,164)	244,091	285,821
Income tax and social contribution	R$	(6,522)	(4,139)	(5,429)	(26,264)	(42,354)

Net income	R$	24,440	7,793	(6,593)	217,827	243,467

CVRD	35

8.5- Aluminum Area - VALESUL (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	9	15	17	—	41
Quantity sold - internal market	MT (thousand)	10	9	9	—	28

Quantity sold - total	MT (thousand)	19	24	26	—	69

Average sales price - external market	US$	1,505.49	1,516.01	1,518.30	—	1,514.65
Average sales price - internal market	US$	1,933.02	1,970.53	1,974.21	—	1,958.32
Average sales price - total	US$	1,730.60	1,685.83	1,668.32	—	1,691.56
Long-term indebtedness, gross	US$	1,048	1,075	906	—	906
Short-term indebtedness, gross	US$	617	732	729	—	729

Total indebtedness, gross	US$	1,665	1,807	1,635	—	1,635

Stockholders’ equity	R$	288,362	272,644	286,057	—	286,057

Net operating revenues	R$	108,088	112,328	121,231	—	341,647
Cost of products	R$	(68,912)	(88,666)	(99,075)	—	(256,653)
Other expenses/revenues	R$	(6,613)	(15,368)	(4,259)	—	(26,240)
Depreciation, amortization and depletion	R$	2,816	6,043	3,900	—	12,759

EBITDA	R$	35,379	14,337	21,797	—	71,513
Depreciation, amortization and depletion	R$	(2,816)	(6,043)	(3,900)	—	(12,759)

EBIT	R$	32,563	8,294	17,897	—	58,754
Impairment	R$	—	—	—	—	—
Net financial result	R$	(186)	(413)	1,224	—	625

Income before income tax and social contribution	R$	32,377	7,881	19,121	—	59,379
Income tax and social contribution	R$	(5,214)	(4,891)	(5,708)	—	(15,813)

Net income	R$	27,163	2,990	13,413	—	43,566

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	9	12	8	13	42
Quantity sold - internal market	MT (thousand)	12	12	10	14	48

Quantity sold - total	MT (thousand)	21	24	18	27	90

Average sales price - external market	US$	1,467.44	1,481.49	1,485.09	1,413.67	1,459.01
Average sales price - internal market	US$	1,906.21	1,865.52	1,779.65	1,801.29	1,837.32
Average sales price - total	US$	1,720.97	1,663.20	1,654.96	1,618.98	1,661.77
Long-term indebtedness, gross	US$	1,868	1,416	953	1,115	1,115
Short-term indebtedness, gross	US$	685	555	409	579	579

Total indebtedness, gross	US$	2,553	1,971	1,362	1,694	1,694

Stockholders’ equity	R$	231,170	246,030	266,074	261,206	261,206

Net operating revenues	R$	77,727	92,816	93,602	146,180	410,325
Cost of products	R$	(63,576)	(71,701)	(61,711)	(86,531)	(283,519)
Other expenses/revenues	R$	(3,168)	(1,218)	(6,560)	(14,275)	(25,221)
Depreciation, amortization and depletion	R$	3,332	3,600	2,826	3,235	12,993

EBITDA	R$	14,315	23,497	28,157	48,609	114,578
Depreciation, amortization and depletion	R$	(3,332)	(3,600)	(2,826)	(3,235)	(12,993)

EBIT	R$	10,983	19,897	25,331	45,374	101,585
Impairment	R$	—	—	—	—	—
Net financial result	R$	(597)	621	(945)	(1,767)	(2,688)

Income before income tax and social contribution	R$	10,386	20,518	24,386	43,607	98,897
Income tax and social contribution	R$	(4,122)	(5,652)	(4,344)	(5,980)	(20,098)

Net income	R$	6,264	14,866	20,042	37,627	78,799

36	CVRD

8.6- Pelletizing Area - HISPANOBRÁS (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	268	625	94	—	987
Quantity sold - internal market	MT (thousand)	637	265	730	—	1,632

Quantity sold - total	MT (thousand)	905	890	824	—	2,619

Average sales price - external market	US$	29.54	33.75	32.62	—	32.50
Average sales price - internal market	US$	29.95	38.90	32.56	—	32.57
Average sales price - total	US$	29.75	36.33	32.59	—	32.88

Stockholders’ equity	R$	90,872	96,630	97,800	—	97,800

Net operating revenues	R$	94,344	93,258	78,906	—	266,508
Cost of products	R$	(81,263)	(85,278)	(63,550)	—	(230,091)
Other expenses/income	R$	(1,783)	6,561	(10,505)	—	(5,727)
Depreciation, amortization and depletion	R$	2,386	2,400	2,442	—	7,228

EBITDA	R$	13,684	16,941	7,293	—	37,918
Depreciation, amortization and depletion	R$	(2,386)	(2,400)	(2,442)	—	(7,228)

EBIT	R$	11,298	14,541	4,851	—	30,690
Impairment	R$	—	—	159	—	159
Net financial result	R$	(3,544)	(6,871)	344	—	(10,071)

Income before income tax and social contribution	R$	7,754	7,670	5,354	—	20,778
Income tax and social contribution	R$	(3,264)	330	(1,748)	—	(4,682)

Net income	R$	4,490	8,000	3,606	—	16,096

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	487	356	165	313	1,321
Quantity sold - internal market	MT (thousand)	420	480	520	826	2,246

Quantity sold - total	MT (thousand)	907	836	685	1,139	3,567

Average sales price - external market	US$	31.33	31.49	31.39	24.28	29.71
Average sales price - internal market	US$	31.43	31.63	32.28	27.31	30.15
Average sales price - total	US$	31.38	31.56	32.07	25.80	29.77

Stockholders’ equity	R$	85,476	85,790	93,568	86,381	86,381

Net operating revenues	R$	67,353	59,359	67,336	125,613	319,661
Cost of products	R$	(57,628)	(55,855)	(56,920)	(105,712)	(276,115)
Other expenses/income	R$	(2,202)	(5,727)	(3,360)	(3,373)	(14,662)
Depreciation, amortization and depletion	R$	2,458	2,458	2,322	2,377	9,615

EBITDA	R$	9,981	235	9,378	18,905	38,499
Depreciation, amortization and depletion	R$	(2,458)	(2,458)	(2,322)	(2,377)	(9,615)

EBIT	R$	7,523	(2,223)	7,056	16,528	28,884
Impairment	R$	—	—	—	—	—
Net financial result	R$	854	5,888	7,899	(3,444)	11,197

Income before income tax and social contribution	R$	8,377	3,665	14,955	13,084	40,081
Income tax and social contribution	R$	(3,362)	(1,480)	(5,395)	(4,656)	(14,893)

Net income	R$	5,015	2,185	9,560	8,428	25,188

CVRD	37

8.7- Pelletizing Area - ITABRASCO (Adjusted and Not Reviewed)

Information		2003

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	306	778	838	—	1,922
Quantity sold - internal market	MT (thousand)	507	65	—	—	572

Quantity sold - total	MT (thousand)	813	843	838	—	2,494

Average sales price - external market	US$	29.97	33.53	32.96	—	32.71
Average sales price - internal market	US$	29.20	55.87	—	—	32.23
Average sales price - total	US$	29.54	35.25	32.96	—	32.62
Short-term indebtedness, gross	US$	4,854	480	471	—	471

Total indebtedness, gross	US$	4,854	480	471	—	471

Stockholders’ equity	R$	59,216	65,064	68,819	—	68,819

Net operating revenues	R$	85,607	91,423	80,037	—	257,067
Cost of products	R$	(73,246)	(76,224)	(73,297)	—	(222,767)
Other expenses/revenues	R$	(2,200)	(1,123)	(2,355)	—	(5,678)
Depreciation, amortization and depletion	R$	(379)	(381)	(416)	—	(1,176)

EBITDA	R$	9,782	13,695	3,969	—	27,446
Depreciation, amortization and depletion	R$	379	381	416	—	1,176

EBIT	R$	10,161	14,076	4,385	—	28,622
Impairment	R$	—	—	—	—	—
Net financial result	R$	(3,441)	(4,782)	1,798	—	(6,425)

Income before income tax and social contribution	R$	6,720	9,294	6,183	—	22,197
Income tax and social contribution	R$	(3,308)	(3,446)	(2,428)	—	(9,182)

Net income	R$	3,412	5,848	3,755	—	13,015

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002

		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	644	533	572	431	2,180
Quantity sold - internal market	MT (thousand)	233	169	243	482	1,127

Quantity sold - total	MT (thousand)	877	702	815	913	3,307

Average sales price - external market	US$	31.16	28.46	29.96	30.01	29.71
Average sales price - internal market	US$	31.90	27.79	30.33	30.60	29.13
Average sales price - total	US$	31.35	28.30	30.06	30.18	29.51
Short-term indebtedness, gross	US$	18,023	17,133	15,504	—	—

Total indebtedness, gross	US$	18,023	17,133	15,504	—	—

Stockholders’ equity	R$	60,230	65,720	78,454	55,804	55,804

Net operating revenues	R$	65,575	49,920	79,980	94,340	289,815
Cost of products	R$	(56,551)	(47,528)	(66,616)	(88,703)	(259,398)
Other expenses/revenues	R$	(3,784)	(2,224)	(5,969)	3,872	(8,105)
Depreciation, amortization and depletion	R$	327	331	321	412	1,391

EBITDA	R$	5,567	499	7,716	9,921	23,703
Depreciation, amortization and depletion	R$	(327)	(331)	(321)	(412)	(1,391)

EBIT	R$	5,240	168	7,395	9,509	22,312
Impairment	R$	—	—	—	—	—
Net financial result	R$	(636)	9,277	13,004	(5,099)	16,546

Income before income tax and social contribution	R$	4,604	9,445	20,399	4,410	38,858
Income tax and social contribution	R$	(2,143)	(3,954)	(7,666)	2,019	(11,744)

Net income	R$	2,461	5,491	12,733	6,429	27,114

38	CVRD

8.8- Pelletizing Area - KOBRASCO (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	453	667	800	—	1,920
Quantity sold - internal market	MT (thousand)	681	461	200	—	1,342

Quantity sold - total	MT (thousand)	1,134	1,128	1,000	—	3,262

Average sales price - external market	US$	29.89	29.98	33.57	—	31.45
Average sales price - internal market	US$	30.72	30.90	38.68	—	31.97
Average sales price - total	US$	30.39	30.35	34.59	—	31.66
Long-term indebtedness, gross	US$	123,624	102,229	102,417	—	102,417

Total indebtedness, gross	US$	123,624	102,229	102,417	—	102,417

Stockholders’ equity	R$	(89,160)	(53,817)	(49,072)	—	(49,072)

Net operating revenues	R$	116,656	101,678	101,713	—	320,047
Cost of products	R$	(95,131)	(89,305)	(82,257)	—	(266,693)
Other expenses/revenues	R$	(7,537)	(6,124)	(3,256)	—	(16,917)
Depreciation, amortization and depletion	R$	2,262	2,269	2,268	—	6,799

EBITDA	R$	16,250	8,518	18,468	—	43,236
Depreciation, amortization and depletion	R$	(2,262)	(2,269)	(2,268)	—	(6,799)

EBIT	R$	13,988	6,249	16,200	—	36,437
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	—	—	—	—	—
Net financial result	R$	18,296	49,781	(7,653)	—	60,424

Income before income tax and social contribution	R$	32,284	56,030	8,547	—	96,861
Income tax and social contribution	R$	(14,094)	(20,687)	(3,802)	—	(38,583)

Net income	R$	18,190	35,343	4,745	—	58,278

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	436	534	850	1,074	2,894
Quantity sold - internal market	MT (thousand)	420	478	—	242	1,140

Quantity sold - total	MT (thousand)	856	1,012	850	1,316	4,034

Average sales price - external market	US$	31.31	29.34	29.47	29.89	29.88
Average sales price - internal market	US$	32.08	29.24	—	30.32	30.51
Average sales price - total	US$	31.69	29.30	29.47	29.97	30.09
Long-term indebtedness, gross	US$	149,583	143,378	147,150	114,489	114,489

Total indebtedness, gross	US$	149,583	143,378	147,150	114,489	114,489

Stockholders’ equity	R$	16,608	(32,692)	(124,990)	(107,350)	(107,350)

Net operating revenues	R$	63,984	72,449	74,427	143,092	353,952
Cost of products	R$	(50,027)	(67,075)	(60,393)	(111,687)	(289,182)
Other expenses/revenues	R$	(4,062)	(2,119)	(7,424)	(29,062)	(42,667)
Depreciation, amortization and depletion	R$	2,248	2,248	2,250	2,253	8,999

EBITDA	R$	12,143	5,503	8,860	4,596	31,102
Depreciation, amortization and depletion	R$	(2,248)	(2,248)	(2,250)	(2,253)	(8,999)

EBIT	R$	9,895	3,255	6,610	2,343	22,103
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	57	939	1,766	(3,097)	(335)
Net financial result	R$	(3,811)	(78,006)	(147,117)	45,279	(183,655)

Income before income tax and social contribution	R$	6,141	(73,812)	(138,741)	44,525	(161,887)
Income tax and social contribution	R$	(3,093)	24,511	46,445	(26,886)	40,977

Net income	R$	3,048	(49,301)	(92,296)	17,639	(120,910)

CVRD	39

8.9- Pelletizing Area - NIBRASCO (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	469	513	509	—	1,491
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,180	1,085	—	3,568
Quantity sold - internal market - Others	MT (thousand)	28	26	32	—	86

Quantity sold - total	MT (thousand)	1,800	1,719	1,626	—	5,145

Average sales price - external market	US$	28.76	27.69	32.96	—	29.83
Average sales price - internal market	US$	27.38	28.23	34.18	—	29.73
Average sales price - total	US$	27.75	28.07	33.79	—	29.76
Long-term indebtedness, gross	US$	1,200	—	—	—	—
Short-term indebtedness, gross	US$	2,400	2,400	2,400	—	2,400

Total indebtedness, gross	US$	3,600	2,400	2,400	—	2,400

Stockholders’ equity	R$	87,365	82,347	98,875	—	98,875

Net operating revenues	R$	174,765	147,060	173,854	—	495,679
Cost of products	R$	(167,405)	(152,620)	(155,759)	—	(475,784)
Other expenses/revenues	R$	(1,805)	(1,879)	(1,261)	—	(4,945)
Depreciation, amortization and depletion	R$	4,179	4,061	3,368	—	11,608

EBITDA	R$	9,734	(3,378)	20,202	—	26,558
Depreciation, amortization and depletion	R$	(4,179)	(4,061)	(3,368)	—	(11,608)

EBIT	R$	5,555	(7,439)	16,834	—	14,950
Impairment	R$	—	—	2,289	—	2,289
Net financial result	R$	1,341	2,359	(4,718)	—	(1,018)

Income before income tax and social contribution	R$	6,896	(5,080)	14,405	—	16,221
Income tax and social contribution	R$	(3,728)	64	2,124	—	(1,540)

Net income	R$	3,168	(5,016)	16,529	—	14,681

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	407	686	290	783	2,166
Quantity sold - internal market - CVRD	MT (thousand)	584	1,544	1,520	1,301	4,949
Quantity sold - internal market - Others	MT (thousand)	9	27	32	32	100

Quantity sold - total	MT (thousand)	1,000	2,257	1,842	2,116	7,215

Average sales price - external market	US$	30.25	30.88	27.39	28.95	29.60
Average sales price - internal market	US$	30.49	31.58	25.69	28.25	28.77
Average sales price - total	US$	30.39	31.36	25.96	28.52	29.01
Long-term indebtedness, gross	US$	3,600	2,400	2,400	1,200	1,200
Short-term indebtedness, gross	US$	2,484	2,400	2,436	2,400	2,400

Total indebtedness, gross	US$	6,084	4,800	4,836	3,600	3,600

Stockholders’ equity	R$	78,682	84,259	88,040	101,698	101,698

Net operating revenues	R$	70,936	163,815	162,232	220,381	617,364
Cost of products	R$	(70,397)	(144,430)	(148,056)	(190,547)	(553,430)
Other expenses/revenues	R$	(2,404)	(5,035)	(4,201)	(8,326)	(19,966)
Depreciation, amortization and depletion	R$	4,217	4,218	4,218	4,206	16,859

EBITDA	R$	2,352	18,568	14,193	25,714	60,827
Depreciation, amortization and depletion	R$	(4,217)	(4,218)	(4,218)	(4,206)	(16,859)

EBIT	R$	(1,865)	14,350	9,975	21,508	43,968
Impairment	R$	—	—	—	—	—
Net financial result	R$	(2,463)	(4,034)	(2,136)	883	(7,750)

Income before income tax and social contribution	R$	(4,328)	10,316	7,839	22,391	36,218
Income tax and social contribution	R$	66	(4,737)	(4,062)	(8,732)	(17,465)

Net income	R$	(4,262)	5,579	3,777	13,659	18,753

40	CVRD

8.10- Pelletizing Area - SAMARCO (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	3,338	3,339	3,359	—	10,036
Quantity sold - internal market - CVRD	MT (thousand)	650	938	569	—	2,157

Quantity sold - total	MT (thousand)	3,988	4,277	3,928	—	12,193

Average sales price - external market	US$	29.78	35.03	35.47	—	33.43
Average sales price - internal market	US$	16.39	16.57	17.56	—	16.78
Average sales price - total	US$	27.59	30.98	32.88	—	30.48

Long-term indebtedness, gross	US$	56,240	50,037	37,633	—	37,633
Short-term indebtedness, gross	US$	123,271	137,697	135,558	—	135,558

Total indebtedness, gross	US$	179,511	187,734	173,191	—	173,191

Stockholders’ equity	R$	627,216	641,120	658,437	—	658,437

Net operating revenues	R$	360,773	370,862	348,066	—	1,079,701
Cost of products	R$	(162,899)	(166,282)	(163,038)	—	(492,219)
Other expenses	R$	(10,940)	(47,558)	(33,311)	—	(91,809)
Depreciation, amortization and depletion	R$	9,955	10,899	10,867	—	31,721

EBITDA	R$	196,889	167,921	162,584	—	527,394
Depreciation, amortization and depletion	R$	(9,955)	(10,899)	(10,867)	—	(31,721)

EBIT	R$	186,934	157,022	151,717	—	495,673
Impairment	R$	—	(36,639)	—	—	(36,639)
Result of equity investments	R$	(2,699)	17,512	(8,392)	—	6,421
Net financial result	R$	(499)	24,817	(14,011)	—	10,307

Income before income tax and social contribution	R$	183,736	162,712	129,314	—	475,762
Income tax and social contribution	R$	(44,283)	(20,477)	(24,490)	—	(89,250)

Net income	R$	139,453	142,235	104,824	—	386,512

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	MT (thousand)	2,629	2,886	3,275	3,370	12,160
Quantity sold - internal market - CVRD	MT (thousand)	672	550	596	464	2,282

Quantity sold - total	MT (thousand)	3,301	3,436	3,871	3,834	14,442

Average sales price - external market	US$	32.03	31.42	30.13	31.27	31.16
Average sales price - internal market	US$	14.59	14.95	15.81	14.30	14.94
Average sales price - total	US$	28.48	28.78	27.93	29.22	28.60

Long-term indebtedness, gross	US$	92,788	86,584	76,181	66,644	66,644
Short-term indebtedness, gross	US$	169,170	180,539	169,538	141,754	141,754

Total indebtedness, gross	US$	261,958	267,123	245,719	208,398	208,398

Stockholders’ equity	R$	510,038	417,935	344,369	493,837	493,837

Net operating revenues	R$	212,909	239,124	310,720	397,853	1,160,606
Cost of products	R$	(108,837)	(114,932)	(138,102)	(144,512)	(506,383)
Other expenses	R$	(20,397)	(28,730)	(44,607)	(21,058)	(114,792)
Depreciation, amortization and depletion	R$	7,897	9,358	9,043	8,835	35,133

EBITDA	R$	91,572	104,820	137,054	241,118	574,564
Depreciation, amortization and depletion	R$	(7,897)	(9,358)	(9,043)	(8,835)	(35,133)

EBIT	R$	83,675	95,462	128,011	232,283	539,431
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	2,155	(11,985)	(42,146)	17,045	(34,931)
Net financial result	R$	(15,179)	(95,410)	(162,908)	27,423	(246,074)

Income before income tax and social contribution	R$	70,651	(11,933)	(77,043)	276,751	258,426
Income tax and social contribution	R$	(12,555)	(7,431)	3,671	(41,658)	(57,973)

Net income	R$	58,096	(19,364)	(73,372)	235,093	200,453

CVRD	41

8.11- Pelletizing Area - GIIC (Adjusted and Not Reviewed)

		2003

Information		1Q (*)	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	772	1,178	900	—	2,850

Quantity sold - total	ton (mil)	772	1,178	900	—	2,850

Average sales price - external market	US$	41.00	43.30	41	—	42.01
Average sales price - total	US$	41.00	43.30	41	—	42.01

Long-term indebtedness, gross	US$	35,000	35,000	30,000	—	30,000

Total indebtedness, gross	US$	35,000	35,000	30,000	—	30,000

Stockholders’ equity	R$	225,520	242,118	218,186	—	218,186

Net operating revenues	R$	100,559	139,660	120,032	—	360,251
Cost of products	R$	(78,057)	(106,465)	(88,418)	—	(272,940)
Other expenses	R$	(9,416)	(10,038)	(11,702)	—	(31,156)
Depreciation, amortization and depletion	R$	3,038	505	2,804	—	6,347

EBITDA	R$	16,124	23,662	22,716	—	62,502
Depreciation, amortization and depletion	R$	(3,038)	(505)	(2,804)	—	(6,347)

EBIT	R$	13,086	23,157	19,912	—	56,155
Impairment	R$	—	—	—	—	—
Gain/loss in translation of currency	R$	—	(1,792)	587	—	(1,205)
Net financial result	R$	(574)	(847)	(585)	—	(2,006)

Net income	R$	12,512	20,518	19,914	—	52,944

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	823	676	643	932	3,074

Quantity sold - total	ton (mil)	823	676	643	932	3,074

Average sales price - external market	US$	41.76	40.30	41.55	40.40	40.98
Average sales price - total	US$	41.76	40.30	41.55	40.40	40.98

Long-term indebtedness, gross	US$	40,000	40,000	40,000	35,000	35,000

Total indebtedness, gross	US$	40,000	40,000	40,000	35,000	35,000

Stockholders’ equity	R$	154,278	193,243	271,537	257,226	257,226

Net operating revenues	R$	79,867	77,447	104,072	133,025	394,411
Cost of products	R$	(68,514)	(67,518)	(97,135)	(109,373)	(342,540)
Other expenses	R$	(2,469)	(5,654)	829	(11,119)	(18,413)
Depreciation, amortization and depletion	R$	3,365	4,167	5,761	5,268	18,561

EBITDA	R$	12,249	8,442	13,527	17,801	52,019
Depreciation, amortization and depletion	R$	(3,365)	(4,167)	(5,761)	(5,268)	(18,561)

EBIT	R$	8,884	4,275	7,766	12,533	33,458
Impairment	R$	—	—	—	—	—
Gain/loss in translation of currency	R$	—	1,716	1,044	2,376	5,136
Net financial result	R$	167	111	(845)	(1,617)	(2,184)

Net income	R$	9,051	6,102	7,965	13,292	36,410

(*) The figures refers to the statements as of february/03.

42	CVRD

8.12- Iron Ore Area - FERTECO (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - iron ore	MT (thousand)	3,503	2,917	1,417	—	7,837
Quantity sold - internal market - iron ore	MT (thousand)	1,376	1,509	1,433	—	4,318

Quantity sold - total - iron ore	MT (thousand)	4,879	4,426	2,850	—	12,155

Quantity sold - external market - pellets	MT (thousand)	358	514	393	—	1,265
Quantity sold - internal market - pellets	MT (thousand)	498	661	364	—	1,523

Quantity sold - total - pellets	MT (thousand)	856	1,175	757	—	2,788

Average sales price - external market - iron ore	US$	16.29	18.82	19.38	—	17.79
Average sales price - internal market - iron ore	US$	7.73	8.69	7.96	—	8.14
Average sales price - total - iron ore	US$	13.87	13.67	13.64	—	13.74
Average sales price - external market - pellets	US$	28.51	31.05	31.85	—	30.58
Average sales price - internal market - pellets	US$	30.40	32.42	33.05	—	31.91
Average sales price - total - pellets	US$	29.62	31.82	32.42	—	31.31
Long-term indebtedness, gross	US$	82,374	77,551	78,482	—	78,482
Short-term indebtedness, gross	US$	9,567	—	—	—	—

Total indebtedness, gross	US$	91,941	77,551	78,482	—	78,482

Stockholders’ equity	R$	707,540	807,031	850,024	—	850,024

Net operating revenues	R$	310,773	299,390	185,313	—	795,476
Cost of products	R$	(181,193)	(149,742)	(110,647)	—	(441,582)
Other expenses	R$	(23,126)	(25,051)	(26,023)	—	(74,200)
Depreciation, amortization and depletion	R$	24,643	25,542	17,353	—	67,538

EBITDA	R$	131,097	150,139	65,996	—	347,232
Depreciation, amortization and depletion	R$	(24,643)	(25,542)	(17,353)	—	(67,538)

EBIT	R$	106,454	124,597	48,643	—	279,694
Impairment	R$	—	—	792	—	792
Result of equity investments	R$	3,830	8,770	12,132	—	24,732
Net financial result	R$	(8,537)	6,786	4,942	—	3,191

Income before income tax and social contribution	R$	101,747	140,153	66,509	—	308,409
Income tax and social contribution	R$	(12,869)	(28,646)	(23,515)	—	(65,030)

Net income	R$	88,878	111,507	42,994	—	243,379

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - iron ore	MT (thousand)	2,020	2,713	2,769	2,142	9,644
Quantity sold - internal market - iron ore	MT (thousand)	512	832	1,594	1,146	4,084

Quantity sold - total - iron ore	MT (thousand)	2,532	3,545	4,363	3,288	13,728

Quantity sold - external market - pellets	MT (thousand)	448	736	554	645	2,383
Quantity sold - internal market - pellets	MT (thousand)	277	498	703	697	2,175

Quantity sold - total - pellets	MT (thousand)	725	1,234	1,257	1,342	4,558

Average sales price - external market - iron ore	US$	16.53	17.32	16.38	16.56	16.76
Average sales price - internal market - iron ore	US$	3.71	6.20	6.47	5.42	6.02
Average sales price - total - iron ore	US$	14.59	14.70	12.66	12.68	13.46
Average sales price - external market - pellets	US$	28.08	29.68	26.78	28.73	28.45
Average sales price - internal market - pellets	US$	19.02	23.15	23.38	19.73	21.60
Average sales price - total - pellets	US$	26.63	27.05	24.88	24.06	25.18
Long-term indebtedness, gross	US$	94,359	88,367	74,490	82,375	82,375
Short-term indebtedness, gross	US$	55,244	58,473	51,922	22,815	22,815

Total indebtedness, gross	US$	149,603	146,840	126,412	105,190	105,190

Stockholders’ equity	R$	215,058	544,020	568,381	618,663	618,663

Net operating revenues	R$	126,852	195,290	302,477	293,099	917,718
Cost of products	R$	(70,019)	(127,765)	(186,549)	(140,851)	(525,184)
Other expenses	R$	(12,697)	(28,951)	(14,889)	(99,739)	(156,276)
Depreciation, amortization and depletion	R$	7,273	24,542	23,173	23,896	78,884

EBITDA	R$	51,409	63,116	124,212	76,405	315,142
Depreciation, amortization and depletion	R$	(7,273)	(24,542)	(23,173)	(23,896)	(78,884)

EBIT	R$	44,136	38,574	101,039	52,509	236,258
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	9	(28,710)	(20,327)	21,852	(27,176)
Net financial result	R$	(4,575)	(44,260)	(59,169)	6,631	(101,373)

Income before income tax and social contribution	R$	39,570	(34,396)	21,543	80,992	107,709
Income tax and social contribution	R$	(10,519)	24,344	2,818	(30,710)	(14,067)

Net income	R$	29,051	(10,052)	24,361	50,282	93,642

The Company was incorporated on 08/29/03.

CVRD	43

8.13- Manganese and Ferroalloys Area - SIBRA (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - ferroalloys	MT (thousand)	30	40	47	—	117
Quantity sold - internal market - ferroalloys	MT (thousand)	37	38	43	—	118

Quantity sold - total	MT (thousand)	67	78	90	—	235

Quantity sold - external market - manganese	MT (thousand)	147	306	261	—	714
Quantity sold - internal market - manganese	MT (thousand)	94	76	83	—	253

Quantity sold - total	MT (thousand)	241	382	344	—	967

Average sales price - external market - ferroalloys	US$	573.88	549.79	534.97	—	550.01
Average sales price - internal market - ferroalloys	US$	505.02	664.75	607.37	—	593.76
Average sales price - total	US$	536.68	606.47	569.57	—	572.44
Average sales price - external market - manganese	US$	46.71	42.17	43.96	—	43.76
Average sales price - internal market - manganese	US$	36.35	46.00	50.48	—	43.88
Average sales price - total	US$	42.65	42.93	45.52	—	43.78
Long-term indebtedness, gross	US$	19,812	38,962	39,371	—	39,371
Short-term indebtedness, gross	US$	36,783	24,688	18,237	—	18,237

Total indebtedness, gross	US$	56,595	63,650	57,608	—	57,608

Stockholders’ equity	R$	310,314	336,058	365,275	—	365,275

Net operating revenues	R$	142,185	171,284	177,162	—	490,631
Cost of products	R$	(83,873)	(93,166)	(111,927)	—	(288,966)
Other expenses/revenues	R$	(22,569)	(27,377)	(28,233)	—	(78,179)
Depreciation, amortization and depletion	R$	5,456	6,238	5,852	—	17,546

EBITDA	R$	41,199	56,979	42,854	—	141,032
Depreciation, amortization and depletion	R$	(5,456)	(6,238)	(5,852)	—	(17,546)

EBIT	R$	35,743	50,741	37,002	—	123,486
Impairment	R$	—	—	366	—	366
Net financial result	R$	(11,168)	(18,623)	(6,388)	—	(36,179)

Income before income tax and social contribution	R$	24,575	32,118	30,980	—	87,673
Income tax and social contribution	R$	(6,255)	(7,496)	(1,763)	—	(15,514)

Net income	R$	18,320	24,622	29,217	—	72,159

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - ferroalloys	MT (thousand)	23	39	63	35	160
Quantity sold - internal market - ferroalloys	MT (thousand)	37	39	41	50	167

Quantity sold - total	MT (thousand)	60	78	104	85	327

Quantity sold - external market - manganese	MT (thousand)	243	212	181	192	828
Quantity sold - internal market - manganese	MT (thousand)	15	35	58	90	198

Quantity sold - total	MT (thousand)	258	247	239	282	1,026

Average sales price - external market - ferroalloys	US$	525.00	384.64	483.67	548.54	479.65
Average sales price - internal market - ferroalloys	US$	519.19	506.79	379.56	339.76	428.31
Average sales price - total	US$	521.43	445.72	442.63	425.73	453.43
Average sales price - external market - manganese	US$	52.49	44.38	44.91	46.96	46.96
Average sales price - internal market - manganese	US$	68.27	58.11	50.97	46.47	46.47
Average sales price - total	US$	53.40	46.32	46.38	45.86	46.86
Long-term indebtedness, gross	US$	21,121	17,749	19,990	22,055	22,055
Short-term indebtedness, gross	US$	29,918	28,084	25,351	35,605	35,605

Total indebtedness, gross	US$	51,039	45,833	45,341	57,660	57,660

Stockholders’ equity	R$	245,150	261,854	306,541	293,116	293,116

Net operating revenues	R$	95,931	105,626	168,108	152,924	522,589
Cost of products	R$	(50,659)	(69,335)	(101,297)	(85,843)	(307,134)
Other expenses/revenues	R$	(8,814)	(5,900)	(17,956)	(56,322)	(88,992)
Depreciation, amortization and depletion	R$	3,297	3,434	4,503	3,712	14,946

EBITDA	R$	39,755	33,825	53,358	14,471	141,409
Depreciation, amortization and depletion	R$	(3,297)	(3,434)	(4,503)	(3,712)	(14,946)

EBIT	R$	36,458	30,391	48,855	10,759	126,463
Impairment	R$	—	—	—	—	—
Net financial result	R$	(720)	(4,131)	13,412	(34,107)	(25,546)

Income before income tax and social contribution	R$	35,738	26,260	62,267	(23,348)	100,917
Income tax and social contribution	R$	(2,177)	(4,332)	(16,111)	3,265	(19,355)

Net income	R$	33,561	21,928	46,156	(20,083)	81,562

44	CVRD

8.14- Manganese and Ferroalloys Area - URUCUM (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - iron ore	MT (thousand)	238	174	214		626
Quantity sold - internal market - iron ore	MT (thousand)	7	—	3		10

Quantity sold - total	MT (thousand)	245	174	217	—	636

Quantity sold - external market - manganese	MT (thousand)	18	43	52		113
Quantity sold - internal market - manganese	MT (thousand)	46	66	55		167

Quantity sold - total	MT (thousand)	64	109	107	—	280

Quantity sold - external market - ferroalloys	MT (thousand)	5	3	8		16
Quantity sold - internal market - ferroalloys	MT (thousand)	—	—	—		—

Quantity sold - total	MT (thousand)	5	3	8	—	16

Average sales price - external market - iron ore	US$	13.70	15.03	15.86		14.81
Average sales price - internal market - iron ore	US$	3.26	—	2.21		2.95
Average sales price - total	US$	13.43	15.03	15.67		14.63
Average sales price - external market - manganese	US$	36.35	35.81	38.95		37.34
Average sales price - internal market - manganese	US$	32.91	38.10	42.22		38.03
Average sales price - total	US$	33.87	37.18	40.66		37.75
Average sales price - external market - ferroalloys	US$	509.35	503.55	483.38		495.28
Average sales price - internal market - ferroalloys	US$	—	—	—		—
Average sales price - total	US$	509.35	503.55	483.38		495.28
Long-term indebtedness, gross	US$	—	—	—		—
Short-term indebtedness, gross	US$	—	5	5		5

Total indebtedness, gross	US$	—	5	5	—	5

Stockholders’ equity	R$	75,737	47,460	52,546		52,546

Net operating revenues	R$	26,947	23,028	31,498		81,473
Cost of products	R$	(11,440)	(9,866)	(17,699)		(39,005)
Other expenses/revenues	R$	(4,761)	1,341	(4,595)		(8,015)
Depreciation, amortization and depletion	R$	589	615	608		1,812

EBITDA	R$	11,335	15,118	9,812	—	36,265
Depreciation, amortization and depletion	R$	(589)	(615)	(608)	—	(1,812)

EBIT	R$	10,746	14,503	9,204	—	34,453
Impairment	R$	9	—	—		9
Result of equity investments	R$	—	—	—		—
Net financial result	R$	(1,000)	(7,349)	310		(8,039)

Income before income tax and social contribution	R$	9, 755	7,154	9,514	—	26,423
Income tax and social contribution	R$	(2,862)	(395)	(4,428)		(7,685)

Net income	R$	6, 893	6,759	5,086	—	18,738

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market - iron ore	MT (thousand)	220	226	197	118	761
Quantity sold - internal market - iron ore	MT (thousand)	13	5	1	2	21

Quantity sold - total	MT (thousand)	233	231	198	120	782

Quantity sold - external market - manganese	MT (thousand)	4	37	25	25	91
Quantity sold - internal market - manganese	MT (thousand)	87	45	53	74	259

Quantity sold - total	MT (thousand)	91	82	78	99	350

Quantity sold - external market - ferroalloys	MT (thousand)	3	6	3	4	16
Quantity sold - internal market - ferroalloys	MT (thousand)	—	1	—	—	1

Quantity sold - total	MT (thousand)	3	7	3	4	17

Average sales price - external market - iron ore	US$	13.92	15.11	14.36	13.77	14.36
Average sales price - internal market - iron ore	US$	4.26	4.21	4.13	3.10	4.11
Average sales price - total	US$	13.38	14.88	14.31	13.56	14.09
Average sales price - external market - manganese	US$	41.06	36.58	46.16	46.54	42.13
Average sales price - internal market - manganese	US$	47.20	47.42	38.15	32.36	41.19
Average sales price - total	US$	47.00	42.52	40.76	35.89	41.43
Average sales price - external market - ferroalloys	US$	456.32	457.11	452.09	485.44	462.15
Average sales price - internal market - ferroalloys	US$	—	232.48	—	—	232.48
Average sales price - total	US$	456.32	445.98	452.09	485.44	457.60
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	—	—	—	—	—

Stockholders’ equity	R$	52,820	65,090	70,302	68,844	68,844

Net operating revenues	R$	18,714	24,363	21,207	23,643	87,927
Cost of products	R$	(9,226)	(9,529)	(8,942)	(9,463)	(37,160)
Other expenses/revenues	R$	2	(3,453)	(1,340)	(8,301)	(13,092)
Depreciation, amortization and depletion	R$	874	928	885	477	3,164

EBITDA	R$	10,364	12,309	11,810	6,356	40,839
Depreciation, amortization and depletion	R$	(874)	(928)	(885)	(477)	(3,164)

EBIT	R$	9,490	11,381	10,925	5,879	37,675
Impairment	R$	—	—	—	(5,128)	(5,128)
Result of equity investments	R$	—	—	—	1	1
Net financial result	R$	(190)	2,465	4,547	(3,809)	3,013

Income before income tax and social contribution	R$	9,300	13,846	15,472	(3,057)	35,561
Income tax and social contribution	R$	(615)	(1,576)	(10,260)	(48)	(12,499)

Net income	R$	8,685	12,270	5,212	(3,105)	23,062

CVRD	45

8.15- Steel Area - CST (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	1,013	964	902		2,879
Quantity sold - internal market	ton (mil)	2	1	2		5

Quantity sold - total	ton (mil)	1,015	965	904	—	2,884

Average sales price - external market	US$	229.78	238.69	244.16		237.27
Average sales price - internal market	US$	219.12	255.89	253.93		240.40
Average sales price - total	US$	229.76	238.71	244.18		237.27
Long-term indebtedness, gross	US$	640,534	652,708	634,857		634,857
Short-term indebtedness, gross	US$	157,495	137,815	159,870		159,870

Total indebtedness, gross	US$	798,029	790,523	794,727	—	794,727

Stockholders’ equity	R$	3,200,123	3,223,207	3,416,321		3,416,321

Net operating revenues	R$	993,201	921,094	951,473		2,865,768
Cost of products	R$	(601,278)	(605,411)	(573,126)		(1,779,815)
Other expenses/revenues	R$	(47,909)	(57,680)	(62,704)		(168,293)
Depreciation, amortization and depletion	R$	65,293	81,454	71,327		218,074

EBITDA (*)	R$	409,307	339,457	386,970	—	1,135,734
Depreciation, amortization and depletion	R$	(65,293)	(81,454)	(71,327)	—	(218,074)

EBIT	R$	344,014	258,003	315,643	—	917,660
Result participations	R$	(3,209)	(22,617)	(3,908)		(29,734)
Non operating revenues/expenses (*)	R$	26	(30)	12		8
Net financial result	R$	52,996	163,983	(59,830)		157,149

Income before income tax and social contribution	R$	393,827	399,339	251,917	—	1,045,083
Income tax and social contribution	R$	(107,450)	(66,745)	(58,804)		(232,999)

Net income	R$	286,377	332,594	193,113	—	812,084

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	1,127	1,309	1,098	1,102	4,636
Quantity sold - internal market	ton (mil)	9	2	2	2	15

Quantity sold - total	ton (mil)	1,136	1,311	1,100	1,104	4,651

Average sales price - external market	US$	154.22	169.23	216.45	233.71	192.09
Average sales price - internal market	US$	154.76	149.24	155.97	152.51	153.89
Average sales price - total	US$	154.22	169.20	216.34	233.56	191.97
Long-term indebtedness, gross	US$	494,013	671,740	617,171	615,992	615,992
Short-term indebtedness, gross	US$	284,366	262,107	220,422	244,832	244,832

Total indebtedness, gross	US$	778,379	933,847	837,593	860,824	860,824

Stockholders’ equity	R$	2,845,130	2,715,085	2,619,718	2,914,037	2,914,037

Net operating revenues	R$	439,728	582,168	801,704	1,017,330	2,840,930
Cost of products	R$	(411,413)	(485,968)	(451,859)	(547,531)	(1,896,771)
Other expenses/revenues	R$	(32,925)	(43,876)	(41,790)	(38,707)	(157,298)
Depreciation, amortization and depletion	R$	68,063	83,829	61,305	64,336	277,533

EBITDA (*)	R$	63,453	136,153	369,360	495,428	1,064,394
Depreciation, amortization and depletion	R$	(68,063)	(83,829)	(61,305)	(64,336)	(277,533)

EBIT	R$	(4,610)	52,324	308,055	431,092	786,861
Result participations	R$	—	(6,212)	(2,857)	(29,654)	(38,723)
Non operating revenues/expenses (*)	R$	(497)	376	(118)	1,845	1,606
Net financial result	R$	(16,691)	(248,289)	(447,699)	127,140	(585,539)

Income before income tax and social contribution	R$	(21,798)	(201,801)	(142,619)	530,423	164,205
Income tax and social contribution	R$	10,556	72,358	95,956	(139,541)	39,329

Net income	R$	(11,242)	(129,443)	(46,663)	390,882	203,534

(*) Refers basically to asset retirement

46	CVRD

8.16- Steel Area - CSI (Adjusted and Not Reviewed)

		2003

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	442	447	507		1,396

Quantity sold - total	ton (mil)	442	447	507	—	1,396

Average sales price - external market	US$	445.80	401.96	374.08		405.72
Average sales price - total	US$	445.80	401.96	374.08		405.72

Stockholders’ equity	R$	826,600	708,060	694,907		694,907

Net operating revenues	R$	666,694	521,481	558,998		1,747,173
Cost of products	R$	(626,550)	(514,579)	(571,115)		(1,712,244)
Other expenses/revenues	R$	—	833	56		889
Depreciation, amortization and depletion	R$	23,582	21,974	20,604		66,160

EBITDA	R$	63,726	29,709	8,543	—	101,978
Depreciation, amortization and depletion	R$	(23,582)	(21,974)	(20,604)		(66,160)

EBIT	R$	40,144	7,735	(12,061)	—	35,818
Result of equity investments	R$	1,113	1,218	1,260		3,591
Non operating resulting	R$	—	—	—		—
Gain/loss in translation currency	R$	—	(2,581)	277		(2,304)
Net financial result	R$	(11,424)	(9,452)	(9,402)		(30,278)

Income before income tax and social contribution	R$	29,833	(3,080)	(19,926)	—	6,827
Income tax and social contribution	R$	(11,843)	549	8,642		(2,652)

Net income	R$	17,990	(2,531)	(11,284)	—	4,175

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2002

Information		1Q	2Q	3Q	4Q	Total

Quantity sold - external market	ton (mil)	475	537	508	932	2,452

Quantity sold - total	ton (mil)	475	537	508	932	2,452

Average sales price - external market	US$	328.65	384.64	382.38	428.79	390.11
Average sales price - total	US$	328.65	384.64	382.38	428.79	390.11

Stockholders’ equity	R$	539,122	659,955	924,159	873,247	873,247

Net operating revenues	R$	365,995	536,323	762,668	750,745	2,415,731
Cost of products	R$	(351,219)	(470,600)	(649,603)	(654,130)	(2,125,552)
Other expenses/revenues	R$	936	119	58	314	1,427
Depreciation, amortization and depletion	R$	17,118	20,858	28,035	24,479	90,490

EBITDA	R$	32,830	86,700	141,158	121,408	382,096
Depreciation, amortization and depletion	R$	(17,118)	(20,858)	(28,035)	(24,479)	(90,490)

EBIT	R$	15,712	65,842	113,123	96,929	291,606
Result of equity investments	R$	(1,118)	(1,320)	495	2,777	834
Non operating resulting	R$	(1)	—	—	—	(1)
Gain/loss in translation currency	R$	—	949	13,913	(9,084)	5,778
Net financial result	R$	(8,212)	(10,248)	(36,297)	(41,552)	(96,309)

Income before income tax and social contribution	R$	6,381	55,223	91,234	49,070	201,908
Income tax and social contribution	R$	(2,149)	(21,785)	(31,062)	(23,256)	(78,252)

Net income	R$	4,232	33,438	60,172	25,814	123,656

CVRD	47

9- REPORT OF THE INDEPENDENT ACCOUNTANTS

(A free translation of the original opinion in Portuguese expressed on quarterly information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1	We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Vale do Rio Doce for the quarters and nine-month periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of Company management.

2	Except as mentioned in paragraph three, our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for preparation of the Quarterly Information (ITR) and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	The financial statements at September 30, 2003 and 2002, of some subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Accordingly, the conclusions resulting from our reviews do not cover the amounts of R$ 5,589,052 thousand (2002 - R$ 7,177,881 thousand) of these investments and R$ 727,855 thousand (2002 - R$ 1.911,515 thousand) of the income produced by them for the quarters then ended.

4	Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any material modifications that should be made to the Quarterly Information (ITR) referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information (ITR), consistent with the Brazilian Securities Commission (CVM) regulations.

5	Our limited reviews were conducted for the purpose of issuing our report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph 2 and we are not aware of any material adjustments that should be made to this statement for it to be adequately presented in relation to the Quarterly Information (ITR).

Rio de Janeiro, November 7, 2003

PricewaterhouseCoopers Auditores Independentes CRC-SP-000160/O-5 “F” RJ

Otavio Cassou Maia Partner Accountant CRC-SP-158.611/O-8-S-RJ	Ronaldo Matos Valiño Director Accountant CRC-RJ-069.958/O

48	CVRD

10- BOARD OF DIRECTORS, FISCAL COUNCIL, ADVISORY COMMITTEES AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Sérgio Ricardo Silva Rosa
Chairman

Mário da SilveiraTeixeira Júnior

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Katsuto Momii

Luiz Alexandre Bandeira de Mello

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

Auditing Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Ricardo Wiering de Barros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

FISCAL COUNCIL

Joaquim Vieira Ferreira Levy

Luiz Octávio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues

EXECUTIVE OFFICERS

Roger Agnelli
Chief Executive Officer

Antonio Miguel Marques
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Diego Cristobal Hernández Cabrera
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Eduardo de Carvalho Duarte Chief Accountant CRC-RJ 57439	Otto de Souza Marques Junior Head of Control Department

CVRD	49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer